Exhibit a(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

P.F. CHANG’S CHINA BISTRO, INC.

at

$51.50 NET PER SHARE

by

WOK ACQUISITION CORP.

an indirect wholly-owned subsidiary of

WOK PARENT LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, ON JUNE 12, 2012, UNLESS THE OFFER IS EXTENDED.

Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into P.F. Chang’s (the “Merger”), with P.F. Chang’s continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by P.F. Chang’s, Parent, Purchaser or any subsidiary of P.F. Chang’s or Parent, including Purchaser, which Shares will be automatically cancelled and retired and will cease to exist without any consideration being paid in exchange for such Shares) or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive the Offer Price or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition, (ii) the Financing Proceeds Condition and (iii) the HSR Condition. The Minimum Condition requires that the number of Shares that has been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any Shares then owned, directly or indirectly, by Purchaser, Parent and its subsidiaries, collectively represent at least 83% of the Shares then outstanding. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) must have received the proceeds of the commitments from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch and Barclays Bank PLC as described in the amended and restated debt commitment letter, dated as of May 15, 2012 (as it may be amended from time to time, the “Debt Commitment Letter”) to provide an aggregate of $650.0 million in debt financing to Purchaser (or any alternative debt financing) and/or such financing sources will have confirmed to Parent or Purchaser that the debt financing (or any alternative debt financing) will be available in an amount sufficient to consummate the Offer and the Merger on the terms and conditions set forth in the Debt Commitment Letter (or new debt commitment letter for any alternative debt financing). The HSR Condition requires that any applicable waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

The Board of Directors of P.F. Chang’s (i) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of P.F. Chang’s and its stockholders, (iii) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (iv) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (v) authorized and approved the top-up option (including the consideration to be paid upon exercise thereof) and the issuance of the top-up option shares thereunder, and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the Delaware General Corporation Law.

A summary of the principal terms of the Offer appears on pages S-i through S-x. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

May 15, 2012

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer to Purchase) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in this Offer to Purchase) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning P.F. Chang’s contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by P.F. Chang’s or has been taken from or is based upon publicly available documents or records of P.F. Chang’s on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to P.F. Chang’s provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. See Section 1 – “Terms of the Offer.”

Price Offered Per Share	$51.50 in cash, without interest thereon and less any required withholding taxes. See Section 1 – “Terms of the Offer.”

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of June 12, 2012, unless the Offer is otherwise extended. See Section 1 – “Terms of the Offer.”

Purchaser	Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company. See Section 1 – “Terms of the Offer.”

Who is offering to buy my securities?

We are Wok Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”). Our sole shareholder, Wok Holdings Inc., a Delaware corporation, is a wholly-owned subsidiary of Parent. Parent is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), an affiliate of Centerbridge Partners, L.P., a private investment firm that focuses on private equity and credit investments.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Wok Parent LLC alone, the term “Purchaser” to refer to Wok Acquisition Corp. alone and the terms “P.F. Chang’s” or the “Company” to refer to P.F. Chang’s.

See the “Introduction” to this Offer to Purchase and Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of P.F. Chang’s on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of P.F. Chang’s common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 –“Terms of the Offer.”

S-i

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, P.F. Chang’s. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as defined below) after the consummation of the Offer. Upon completion of the Merger, P.F. Chang’s would cease to be a publicly traded company and would become an indirect wholly-owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $51.50 per Share, in cash, without interest thereon and less any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and P.F. Chang’s have entered into an Agreement and Plan of Merger, dated as of May 1, 2012 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into P.F. Chang’s (the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. We estimate that we will need approximately $1.1 billion to purchase all of the issued and outstanding Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money stock options, stock appreciation awards, restricted stock units, performance based restricted stock units, restricted cash units, stock appreciation rights, Shares issued or issuable pursuant to P.F. Chang’s 1998 Employee Stock Purchase Plan, as amended and restated effective November 1, 2009 (the “ESPP”) and Shares issued or issuable pursuant to outstanding dividend equivalents) and to pay related fees and expenses. Purchaser has received a commitment from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch and Barclays Bank PLC (collectively, the “Lenders”) to provide it with senior credit facilities in an aggregate amount of $350.0 million (“Senior Secured Facilities”), comprised of a $280.0 million term loan facility and a $70.0 million revolving credit facility. Additionally, Purchaser will either (i)(a) issue and sell senior unsecured notes (the “Senior Notes”) in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $300.0 million in gross cash proceeds or (b) if and to the extent Purchaser does not, or is unable to, issue Senior Notes yielding at least $300.0 million in gross cash proceeds on or prior to the closing of the Offer, obtain up to $300.0 million, less the amount of Senior Notes, if any, issued on or prior to the closing of the Offer, in loans under a new senior unsecured bridge facility (the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”) or (ii) issue additional common equity, “qualified preferred” equity or other equity (such “qualified preferred” equity or other equity to be reasonably satisfactory to the lead arrangers) or a combination of the foregoing, in each case, in lieu thereof. Subject to certain conditions, the Credit Facilities will be available to Purchaser to finance the Offer and the Merger, repay or refinance certain existing indebtedness of P.F. Chang’s, pay related fees and expenses and, in the case of the revolving facility, to provide for funding of

S-ii

P.F. Chang’s following the consummation of the Merger. Additionally, Parent has obtained an equity commitment of up to $580.0 million from Centerbridge and Centerbridge Capital Partners SBS II, L.P. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the Credit Facilities and the proceeds from the Senior Notes, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

See Section 9 – “Source and Amount of Funds.”

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the debt financing commitments, Purchaser may be obligated to pay P.F. Chang’s a termination fee of $67,436,400.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our or Parent’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger and arranging the related financing;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of June 12, 2012, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. In addition, if pursuant to the Merger Agreement we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

S-iii

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended and the Merger Agreement obligates us to extend the Offer for one or more periods, in increments of up to ten (10) business days (the precise length of which is in Parent’s sole discretion) if all of the conditions to the Offer are not satisfied or waived at the initial Expiration Date. The Merger Agreement also provides, however, that we are not required to extend the Offer beyond October 31, 2012 (the “Outside Date”) or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date (as defined below). As defined in the Merger Agreement, the “Proxy Statement Clearance Date” means the later to occur of (i)(a) if the SEC has not informed P.F. Chang’s that it intends to review the preliminary proxy statement on Schedule 14A to be filed by P.F. Chang’s in connection with the adoption of the Merger Agreement (collectively, as amended or supplemented, the “Proxy Statement”) on or prior to the tenth (10th) calendar day following the filing of the preliminary Proxy Statement, the date of the day following such tenth (10th) calendar day or (b) if the SEC has informed P.F. Chang’s that it intends to review the Proxy Statement on or prior to the (10th) calendar day following the filing of the preliminary Proxy Statement, the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement and (ii) May 31, 2012 (such May 31, 2012 date, the “Go-Shop Period End Date”). We are also required by the terms of the Merger Agreement to extend the Offer to 12:00 midnight, New York City time, at the end of June 15, 2012, in the event that P.F. Chang’s has engaged in discussions or negotiations with a qualified bidder that has made a qualified acquisition proposal prior to the Go-Shop Period End Date.

See Section 11 – “The Merger Agreement; Other Agreements” for a discussion of the definitions relating to the “go-shop” period set forth in the Merger Agreement.

Finally, we are also required to extend the Offer beyond the initial Expiration Date for any period required by any rule, regulation, interpretation or position of the SEC or its staff or applicable law, in each case, applicable to the Offer.

If, after the payment for Shares accepted for payment pursuant to and subject to the conditions of the Offer (the “Offer Closing”), it is necessary to seek to obtain sufficient Shares so that we hold at least 90% of the Shares, we may, at our sole discretion, commence a subsequent offering period as contemplated by Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and one or more extensions thereof. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 – “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the number of Shares that has been validly tendered and not validly withdrawn prior to the expiration of the Offer, together with any Shares then owned, directly or indirectly, by Purchaser, Parent and its subsidiaries, collectively representing at least 83% of the Shares then outstanding (the “Minimum Condition”);

S-iv

•	the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”);

•

the receipt of proceeds by Parent (either directly or through its subsidiaries) under the Debt Commitment Letter (as defined in the Merger Agreement) from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch and Barclays Bank PLC (collectively, the “Lenders”) (or the receipt of alternative debt financing), or the receipt of confirmation from the Lenders (or alternative debt financing sources) that the financing (or alternative debt financing) will be available in an amount sufficient to complete the Offer and the Merger (the “Financing Proceeds Condition”);

•

in the event that the issuance of Shares pursuant to the Top-Up Option (as defined below) of this Offer to Purchase is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares outstanding (excluding from the calculation of the number of Shares Purchaser and Parent then own, but not from the calculation of then-outstanding Shares, the Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) immediately after the completion of the Offer (the “Short-Form Threshold”), the Shares available to be issued to Purchaser upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn, are sufficient for Purchaser to reach the Short-Form Threshold (the “Short-Form Threshold Condition”); and

•	No law or order, writ, injunction, judgment, decree or ruling in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without the prior written consent of P.F. Chang’s, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the conditions to the Offer, (v) amend, modify or waive the Minimum Condition, (vi) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner that is or could reasonably be expected to be adverse to the holders of Shares in any respect, or (vii) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

See Section 15 – “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another

S-v

fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment by July 14, 2012, you may withdraw them at any time after that date until we accept your Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

What does the P.F. Chang’s Board of Directors think of the Offer?

The Board of Directors of P.F. Chang’s (the “P.F. Chang’s Board”) (i) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of P.F. Chang’s and its stockholders, (iii) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (iv) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (v) authorized and approved the Top-Up Option (as defined below) (including the consideration to be paid upon exercise thereof) and the issuance of Shares pursuant to the Top-Up-Option, and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the Delaware General Corporation Law.

A more complete description of the reasons for the approval of the Offer and the Merger by the P.F. Chang’s Board is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If at least 83% of the Shares are tendered and accepted for payment, will P.F. Chang’s continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. Once the Merger takes place, P.F. Chang’s will no longer be publicly owned.

See Section 13 – “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will be merged with and into P.F. Chang’s and all of the then issued and outstanding Shares (other than Shares held (i) by P.F. Chang’s, Parent, Purchaser or any subsidiary of P.F. Chang’s or Parent, including Purchaser, which Shares will be automatically cancelled and retired and will cease to exist without any consideration being paid in exchange

S-vi

for such Shares) or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive the Offer Price or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of P.F. Chang’s. It is also a condition to the Offer Closing that if Parent and Purchaser have not reached the Short-Form Threshold and therefore, the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser reaches the Short-Form Threshold immediately after the completion of the Offer, the Shares available to be issued to Purchaser upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn, are sufficient for Purchaser to reach the Short-Form Threshold. As a result, if pursuant to the completion of the Offer or the exercise of the Top-Up Option we own in excess of 90% of the outstanding Shares, we will promptly effect the Merger after consummation of the Offer without any further action by the stockholders of P.F. Chang’s.

See Section 11 – “The Merger Agreement; Other Agreements.”

If the Merger is consummated, P.F. Chang’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below) pursuant to the Merger, receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of P.F. Chang’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, P.F. Chang’s may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies. As mentioned above, however, as a result of the Short-Form Threshold Condition to the Offer, we would have to waive that condition to the Offer in order to consummate the Offer and not proceed to consummate the Merger, which we do not intend, although we reserve the right to do so.

See the “Introduction” to this Offer to Purchase and Section 13 – “Certain Effects of the Offer.”

If you do not complete the Offer, will you nevertheless complete the Merger?

The Merger Agreement provides that, as promptly as reasonably practicable (and in any event within ten (10) business days) after the date of the Merger Agreement, P.F. Chang’s will prepare and file with the SEC a Proxy Statement in preliminary form.

If we do not complete the Offer and the Merger Agreement is not terminated, P.F. Chang’s has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail the Proxy Statement to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

What is the market value of my Shares as of a recent date?

On April 30, 3012, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NASDAQ Global Select Market (“Nasdaq”) was $39.69 per Share. On May 14, 2012, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $51.27 per Share. The Offer represents a premium of approximately 30% over the average closing share price of P.F. Chang’s common stock over the April 30, 2012 closing stock price and premium of 0.4% over the May 14, 2012 stock price.

S-vii

We encourage you to obtain a recent market quotation for Shares of P.F. Chang’s common stock in deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under Delaware law. P.F. Chang’s has granted to Purchaser an irrevocable right (the “Top-Up Option”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from P.F. Chang’s the number of Shares that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes at least 90% of the then outstanding Shares. It is also a condition to the Offer Closing that if Parent and Purchaser have not reached the Short-Form Threshold and therefore, the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser reaches the Short-Form Threshold immediately after the completion of the Offer, the Shares available to be issued to Purchaser upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn, are sufficient for Purchaser to reach the Short-Form Threshold.

See Section 12 — “Purpose of the Offer; Plans for P.F. Chang’s” and Section 15 – “Certain Conditions of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 – “Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any P.F. Chang’s stock plan (“Options”).

Pursuant to the Merger Agreement, conditioned upon the occurrence of the effective time of the Merger (the “Effective Time”), all unvested and outstanding Options granted prior to calendar year 2012 (the “Pre-2012 Options”) will fully vest and become exercisable. To the extent not exercised prior to the Effective Time, then upon the Effective Time each Pre-2012 Option will be deemed to be exercised, cancelled and converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the product of the excess, if any, of the Offer Price over the exercise price per Share previously subject to the Pre-2012 Option and the total number of Shares deemed to be issued upon the deemed exercise of such Pre-2012 Option; provided, however, that if the exercise price per Share of any such Pre-2012 Option is equal to or greater than the Offer Price, such Pre-2012 Option shall be cancelled and terminated without any cash payment being made in respect thereof.

Pursuant to the Merger Agreement, on May 14, 2012, the Compensation and Executive Development Committee of the P.F. Chang’s Board (the “Compensation Committee”) adopted resolutions providing that all Options granted in calendar year 2012 (the “2012 Options”) outstanding and unexercised immediately prior to the Effective Time will, in accordance with and pursuant to the terms of the P.F. Chang’s stock plans under which they were granted, be replaced at the Effective Time with a cash incentive program, which cash incentive program will be assumed by Purchaser and Parent at and as of the Effective Time, as set

S-viii

forth in the Merger Agreement. Each 2012 Option shall be replaced with a right to receive an amount of cash, without interest thereon and less any required withholding taxes, equal to the product of the excess, if any, of the Offer Price over the exercise price per Share previously subject to the 2012 Option and the total number of Shares underlying such 2012 Option (determined in accordance with the terms of such 2012 Option).

See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my stock appreciation rights in the Offer?

The Offer is made only for Shares and is not made for any stock appreciation rights that were granted under any P.F. Chang’s stock plan (“SARs”). Pursuant to the Merger Agreement, conditioned upon the occurrence of the Effective Time, all unvested and outstanding SARs will fully vest and become exercisable. To the extent not exercised prior to the Effective Time, then upon the Effective Time each SAR will be deemed to be exercised, cancelled and converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the product of the excess, if any, of the Offer Price over the exercise price per Share previously represented by the SAR and the total number of Shares previously represented by such SAR; provided, however, that if the exercise price per Share previously represented by any such SAR is equal to or greater than the Offer Price, such SAR shall be cancelled and terminated without any cash payment being made in respect thereof. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units that were granted under any P.F. Chang’s stock plan (“RSUs”).

Pursuant to the Merger Agreement, conditioned upon the occurrence of the Effective Time, each RSU granted prior to calendar year 2012 (the “Pre-2012 RSUs”) that is outstanding immediately prior to the Effective Time will fully vest immediately prior to, and then will be cancelled at, the Effective Time in exchange for the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the product of the Offer Price and the number of Shares subject to such cancelled Pre-2012 RSU.

Pursuant to the Merger Agreement, on May 14, 2012, the Compensation Committee adopted resolutions providing that all RSUs granted in calendar year 2012 (the “2012 RSUs”) outstanding and unexercised immediately prior to the Effective Time will, in accordance with and pursuant to the terms of the P.F. Chang’s stock plans under which they were granted, be replaced at the Effective Time with a cash incentive program, which cash incentive program will be assumed by Purchaser and Parent at and as of the Effective Time, as set forth in the Merger Agreement. Each 2012 RSU shall be replaced with a right to receive an amount of cash, without interest thereon and less any required withholding taxes, equal to the product of the Offer Price and the number of Shares subject to such 2012 RSU (determined in accordance with the terms of such 2012 RSU).

See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my performance based restricted stock in the Offer?

The Offer is made only for Shares and is not made for any performance-based restricted stock units that were granted under any P.F. Chang’s stock plan (“PBRSUs”). Pursuant to the Merger Agreement, on May 14, 2012, the Compensation Committee adopted resolutions providing that all PBRSUs outstanding and unexercised immediately prior to the Effective Time will, in accordance with and pursuant to the terms of the P.F. Chang’s stock plans under which they were granted, be replaced at the Effective Time with a cash incentive program, which cash incentive program will be assumed by Purchaser and Parent at and as of the Effective Time, as set forth in the Merger Agreement. Each PBRSU shall be replaced with a right to receive an amount of cash, without interest thereon and less any required withholding taxes, equal to the product of the Offer Price and the number of Shares subject to such PBRSU (determined in accordance with the terms of such PBRSU with the performance period ending as of the earlier of the Offer Closing and the closing of the Merger).

S-ix

See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted cash units in the Offer?

The Offer is made only for Shares and is not made for any restricted cash units that were granted under any P.F. Chang’s stock plan (“RCUs”).

Pursuant to the Merger Agreement, conditioned upon the occurrence of the Effective Time, each RCU granted prior to calendar year 2012 (the “Pre-2012 RCUs”) that is outstanding immediately prior to the Effective Time will fully vest immediately prior to, and then will be cancelled at, the Effective Time in exchange for the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the product of the Offer Price and the number of cash units subject to such cancelled Pre-2012 RCU.

Pursuant to the Merger Agreement, on May 14, 2012, the Compensation Committee adopted resolutions providing that all RCUs granted in calendar year 2012 (the “2012 RCUs”) outstanding and unexercised immediately prior to the Effective Time will, in accordance with and pursuant to the terms of the P.F. Chang’s stock plans under which they were granted, be replaced at the Effective Time with a cash incentive program, which cash incentive program will be assumed by Purchaser and Parent at and as of the Effective Time, as set forth in the Merger Agreement. Each 2012 RCU shall be replaced with a right to receive an amount of cash, without interest thereon and less any required withholding taxes, equal to the product of the Offer Price and the number of cash units subject to such 2012 RCU (determined in accordance with the terms of such 2012 RCU).

See Section 11 – “The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, for U.S. federal income tax purposes, assuming that you hold your Shares as a capital asset, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one (1) year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. Special rules will apply to you if you are not a U.S. person for U.S. federal income tax purposes. See Section 5 – “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (866) 300-8594 (Toll Free). Georgeson Inc. is acting as the Information Agent. See the back cover of this Offer to Purchase for additional contact information.

S-x

To the Holders of Shares of

Common Stock of P.F. Chang’s:

INTRODUCTION

We, Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share of P.F. Chang’s China Bistro, Inc. (the “Shares”), a Delaware corporation (“P.F. Chang’s” or the “Company”), at a purchase price of $51.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and P.F. Chang’s. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into P.F. Chang’s (the “Merger”), with P.F. Chang’s continuing as the surviving corporation and will become an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the date and time of filing of the certificate of merger with the Office of the Secretary of State of the State of Delaware (the “Effective Time”) (other than Shares held (i) by P.F. Chang’s, Parent, Purchaser or any subsidiary of P.F. Chang’s or Parent, including Purchaser, which Shares will be automatically cancelled and retired and will cease to exist without any consideration being paid in exchange for such Shares or (ii) by holders of Shares who exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive the Offer Price or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of stock options, restricted stock units, performance based restricted stock units, restricted cash units and Shares issued or issuable pursuant to P.F. Chang’s 1998 Employee Stock Purchase Plan, as amended and restated effective November 1, 2009 (the “ESPP”).

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined in Section 18 – “Fees and Expenses”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of P.F. Chang’s (the “P.F. Chang’s Board”) (i) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of P.F. Chang’s and its stockholders, (iii) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (iv) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (v) authorized and approved the Top-Up Option (as defined below) (including the consideration to be paid upon exercise thereof) and the issuance of Shares pursuant to the Top-Up Option, and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the Delaware General Corporation Law (as amended, the “DGCL”).

A more complete description of the reasons of the P.F. Chang’s Board for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in P.F. Chang’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to stockholders in connection with the Offer (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Merger” and “Recommendation of the Company’s Board of Directors; Reasons for the Merger.”

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the Financing Proceeds Condition (as described below) and (iii) the HSR Condition (as described below). The Minimum Condition requires that the number of Shares that has been validly tendered and not validly withdrawn prior to the expiration of the Offer which, together with any Shares then owned, directly or indirectly, by Purchaser, Parent and its subsidiaries, collectively represents at least 83% of the Shares then outstanding (the “Minimum Condition”). The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) must have received the proceeds of the commitments from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch and Barclays Bank PLC (collectively the “Lenders”) to provide an aggregate of $650.0 million in debt financing to Purchaser (as it may be amended from time to time, the “debt financing”) (or any alternative debt financing) and/or the Lenders will have confirmed to Parent or Purchaser that the debt financing (or any alternative debt financing) will be available in an amount sufficient to consummate the Offer and the Merger (the “Financing Proceeds Condition”). The HSR Condition requires that any applicable waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated (the “HSR Condition”). The term “Expiration Date” means 12:00 midnight, New York City time, at the end of June 12, 2012, unless Parent and Purchaser, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of holders of Shares, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of P.F. Chang’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of P.F. Chang’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of P.F. Chang’s. In addition, Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the outstanding Shares of P.F. Chang’s at the Offer Price. According to P.F. Chang’s, as of May 4, 2012, there were (i) 21,283,548 Shares issued and outstanding, (ii) 1,238,857 Shares subject to issuance pursuant to outstanding stock options (of which 737,592 have an exercise price less than the Offer Price) and (iii) 44,500 outstanding restricted stock units.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 15 – “Certain Conditions of the Offer.”

The Merger Agreement obligates us to extend the Offer for one or more periods, in increments of up to ten (10) business days (the precise length of which is in Parent’s sole discretion) if all of the conditions to the Offer are not satisfied or waived at the initial Expiration Date. The Merger Agreement also provides, however, that we are not required to extend the Offer beyond October 31, 2012 (the “Outside Date”) or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date. As defined in the Merger Agreement, the “Proxy Statement Clearance Date” means the later to occur of (i)(a) if the SEC has not informed P.F. Chang’s that it intends to review the preliminary proxy statement on Schedule 14A to be filed by P.F. Chang’s in connection with the adoption of the Merger Agreement (collectively, as amended or supplemented, the “Proxy Statement”) on or prior to the tenth (10th) calendar day following the filing of the preliminary Proxy Statement, the date of the day following such tenth (10th) calendar day or (b) if the SEC has informed P.F. Chang’s that it intends to review the Proxy Statement on or prior to the (10th) calendar day following the filing of the preliminary Proxy Statement, the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement and (ii) May 31, 2012 (such May 31, 2012 date, the “Go-Shop Period End Date”). We are also required by the terms of the Merger Agreement to extend the Offer to 12:00 midnight, New York City time, at the end of June 15, 2012, in the event that P.F. Chang’s has engaged in discussions or negotiations with a qualified bidder that has made a Qualified Acquisition Proposal (as defined in Section 11 – “The Merger Agreement; Other Agreements”) prior to the Go-Shop Period End Date. Finally, we are also required to extend the Offer beyond the initial Expiration Date for any period required by any rule, regulation, interpretation or position of the SEC or its staff or applicable law, in each case, applicable to the Offer.

We have agreed in the Merger Agreement that, without the prior written consent of P.F. Chang’s, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) add to the Offer Conditions or amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to the holders of Shares in any respect, or (vii) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 – “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement also provides that if, after the expiration of the Offer and acceptance of the Shares tendered and not properly withdrawn in the Offer, the number of Shares that have been validly tendered and not properly withdrawn pursuant to the Offer, together with any Shares then owned by Parent or any of its subsidiaries, is less than 90% of the outstanding Shares, Purchaser may, in its sole discretion, commence a subsequent offering period. A subsequent offering period, if included, will be an additional period of not less than three (3) business days and up to twenty (20) business days beginning on the next business day following the Expiration Date in accordance with Rule 14d-11 promulgated under the Exchange Act, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire more than 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from P.F. Chang’s an aggregate number of validly issued, fully paid and nonassessable Shares sufficient to cause Purchaser and Parent to own at least 90% of the Shares outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated pursuant to its terms. The Top-Up Option shall be deemed to have been exercised after the acceptance of Shares in the Offer if the acquisition of such additional Shares by Purchaser is necessary for Purchaser to reach the Short-Form Threshold (as defined in Section 11 – “The Merger Agreement; Other Agreements”).

P.F. Chang’s has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list provided by P.F. Chang’s and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as possible and in any event within three (3) business days after the Expiration Date (such time, the “Offer Closing”). If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares as they are tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of

Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent (as defined in Section 18 – “Fees and Expenses”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of P.F. Chang’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of P.F. Chang’s in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an IRS Form W-8BEN (or other applicable Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 14, 2012, unless Purchaser has already accepted them for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owner and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during any subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 – “Terms of the Offer.”

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of P.F. Chang’s whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of P.F. Chang’s. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders of P.F. Chang’s in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, an asset held for investment). This summary does not address state, local or foreign tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of P.F. Chang’s following the Offer and the Merger or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders in securities that apply a mark-to-market method of tax accounting, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation. In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one (1) or more U.S. persons has the authority to control all of the substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person. For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes). If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. A U.S. Holder’s adjusted tax basis in the Shares generally will be equal to the cost of the Shares to such U.S. Holder. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares is more than one (1) year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by a non-corporate U.S. Holder upon a disposition of a Share that has been held for more than one (1) year generally will be subject to preferential United States federal tax rates. In the case of a Share that has been held for one (1) year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the deductibility of a U.S. Holder’s capital losses.

Non-U.S. Holders. Payments made to a Non-U.S. Holder with respect to the Shares that are exchanged for cash pursuant to the Offer or the Merger generally will not be subject to U.S. federal income or withholding tax, unless:

•	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied;

•

the gain with respect to the Shares is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies and so requires, is attributable to such stockholder’s permanent establishment in the United States); or

•

P.F. Chang’s is or has been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which such Non-U.S. Holder holds the stock of P.F. Chang’s, or (ii) the 5-year period ending on the date such Non-U.S. Holder disposes of the stock of P.F. Chang’s and, in the event of common stock that is regularly traded on an established securities market for tax purposes as of the date of the Offer or Merger (as the case may be), the Non-U.S. Holder held (directly or indirectly), at any time within the 5-year period preceding such disposition, more than 5% of such regularly-traded common stock. The determination of whether P.F. Chang’s is or has been a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests.

If the first exception applies, a Non-U.S. Holder generally will be subject to tax at a rate of 30% (or lower applicable treaty rate) on the amount by which its U.S.-source gains from sales or exchanges of capital assets exceed its U.S.-source losses from such sales or exchanges during the taxable year of the sale or exchange of its Shares.

If the second exception applies, a Non-U.S. Holder generally will be required to pay U.S. federal income tax on the net gain derived from the disposition in the same manner as U.S. Holders, as described above under “U.S. Holders.” In addition, if such Non-U.S. Holder is a corporation, it may be subject to a 30% branch profits tax (or lower applicable treaty rate) on its effectively connected earnings and profits attributable to such gain.

If the third exception applies, a Non-U.S. Holder might be subject to regular U.S. federal income tax with respect to its gain in the same manner as U.S. Holders, as described above under “U.S. Holders,” and payments to such stockholder pursuant to the Offer or the Merger may be subject to withholding at a 10% rate; however, P.F. Chang’s does not believe that it is a USRPHC, but it may have been a USRPHC within the 5-year period ending on the date of the Offer or Merger (as the case may be).

Backup Withholding and Information Reporting.  A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “PFCB.” According to P.F. Chang’s, as of May 4, 2012, there were (i) 21,283,548 Shares issued and outstanding, (ii) 1,238,857 Shares subject to issuance pursuant to outstanding stock options (of which 737,592 have an exercise price less than the Offer Price) and (iii) 44,500 outstanding restricted stock units.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three (3) preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended January 3, 2010
Third Quarter	$36.98	$29.56
Fourth Quarter	29.57	29.18

Year Ended January 2, 2011
First Quarter	$45.30	$35.50
Second Quarter	48.43	38.51
Third Quarter	48.37	37.36
Fourth Quarter	53.39	44.55

Year Ended January 1, 2012
First Quarter	$51.74	$43.76
Second Quarter	47.98	37.38
Third Quarter	42.36	26.96
Fourth Quarter	32.58	26.10

Year Ended January 6, 2013
First Quarter	$41.46	$30.63
Second Quarter (through May 14, 2012)	51.66	38.01

On April 30, 2012, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $39.69 per Share. On May 14, 2012, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $51.27 per Share. The Offer represents a premium of approximately 30% over the average closing share price of P.F. Chang’s common stock over the April 30, 2012 closing stock price and premium of 0.4% over the May 14, 2012 stock price. Stockholders are urged to obtain a current market quotation for the Shares.

P.F. Chang’s has paid quarterly cash dividends since the first quarter of fiscal 2010. Prior to the second quarter of fiscal 2011, cash dividends were variable and calculated based on 45% of P.F. Chang’s quarterly net income. Beginning with the second quarter of fiscal 2011, the P.F. Chang’s Board approved a quarterly cash dividend, which is currently set at $0.275 per share. Cash dividends are paid quarterly in arrears.

Pursuant to the terms and conditions of the Merger Agreement, other than the May Dividend (as defined below), P.F. Chang’s may not declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution in respect of shares of P.F. Chang’s capital stock without Parent’s written consent. On May 1, 2012, P.F. Chang’s announced that the P.F. Chang’s Board authorized a cash dividend payment of $0.275 per share on P.F. Chang’s outstanding common stock (the “May Dividend”). The May Dividend is payable on May 25, 2012 to stockholders of record at the close of business on May 11, 2012.

7.	Certain Information Concerning P.F. Chang’s.

Except as specifically set forth herein, the information concerning P.F. Chang’s contained in this Offer to Purchase has been taken from or is based upon information furnished by P.F. Chang’s or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to P.F. Chang’s public filings with the SEC (which may be obtained and inspected as described below under “Available Information”) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning P.F. Chang’s, whether furnished by P.F. Chang’s or contained in such documents and records, or for any failure by P.F. Chang’s to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. P.F. Chang’s is a Delaware corporation with its principal executive offices located at 7676 East Pinnacle Peak Road, Scottsdale, AZ 85255. The telephone number for P.F. Chang’s is (480) 888-3000. The following description of P.F. Chang’s and its business has been taken from P.F. Chang’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 and is qualified in its entirety by reference to such Form 10-K. P.F. Chang’s owns and operates two (2) restaurant concepts in the Asian niche: P.F. Chang’s China Bistro (“Bistro”) and Pei Wei Asian Diner (“Pei Wei”). As of January 1, 2012, P.F. Chang’s owned and operated 204 full service upscale Bistro restaurants that feature Chinese-inspired cuisine in a contemporary bistro setting and 170 quick-casual Pei Wei restaurants that offer a menu of contemporary pan-Asian cuisine via counter service as well as take-away service.

Available Information. The Shares are registered under the Exchange Act. Accordingly, P.F. Chang’s is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning P.F. Chang’s directors and officers, their remuneration, stock options granted to them, the principal holders of P.F. Chang’s securities, any material interests of such persons in transactions with P.F. Chang’s and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on March 14, 2012 and distributed to P.F.

Chang’s stockholders. Such information also will be available in P.F. Chang’s Solicitation/Recommendation Statement on the Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including P.F. Chang’s, that file electronically with the SEC.

Financial Projections. In connection with our diligence review process prior to finalizing the Merger Agreement, P.F. Chang’s provided certain non-public financial projections (the “Projections”) to us, which Projections were based on P.F. Chang’s estimate of its future financial performance as of the date they were provided.

Set forth below are the material portions of the Projections provided to us. For more information on factors that may cause the future financial results of P.F. Chang’s to materially vary, see “Forward-Looking Statements” in the Schedule 14D-9. The inclusion of this information should not be regarded as an indication that P.F. Chang’s management, the P.F. Chang’s Board, or we considered, or now consider, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of P.F. Chang’s by us pursuant to the Offer and the Merger. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger. P.F. Chang’s has not updated or revised nor does P.F. Chang’s intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

The following is a summary of the Projections (dollars in thousands):

	Fiscal Year
	2012	2013	2014	2015	2016
P.F. Chang’s-owned units	390	429	467	510	558
Total revenues	$1,261,543	$1,379,849	$1,490,097	$1,653,347	$1,775,512
Store-level operating costs (a)	1,057,383	1,144,997	1,227,982	1,354,717	1,446,120

Restaurant cash operating income (b)	$204,160	$234,852	$262,115	$298,630	$329,392
General and administrative	$78,523	$84,749	$90,175	$96,097	$102,150
EBITDA (c)	$121,845	$143,839	$164,512	$194,307	$218,217
Depreciation and amortization	$80,141	$81,432	$80,319	$79,757	$82,090
Net income	$31,488	$45,685	$59,614	$78,907	$91,088
Net cash provided by operating activities	$111,630	$127,117	$139,933	$158,664	$173,178
Capital expenditures	53,589	76,775	85,115	92,770	102,336

Free cash flow (d)	$58,041	$50,342	$54,818	$65,894	$70,842

(a)	Store-level operating costs, a non-GAAP financial measure, includes the sum of cost of sales, labor, operating and occupancy costs and expenses.
(b)	Restaurant cash operating income, a non-GAAP financial measure, includes total revenues minus store-level operating costs.
(c)	EBITDA, a non-GAAP financial measure, is defined by P.F. Chang’s as net income before provision for income taxes, interest and other income (expense), net, and depreciation and amortization.
(d)	Free cash flow, a non-GAAP financial measure, includes net cash provided by operating activities minus capital expenditures.

Key assumptions underlying the Projections include:

	2012	2013	2014	2015	2016
New P.F. Chang’s-owned units
Bistro	3	3	3	3	3
Pei Wei	16	25	30	35	40
True Food Kitchen (a)	—	11	5	5	5

Total new P.F. Chang’s-owned units	19	39	38	43	48

(a)    2013 new unit projection reflects the consolidation of seven existing True Food Kitchen units upon conversion of the P.F. Chang’s debt position to a majority equity ownership interest as well as four new units in 2013.

New licensed units
Bistro international	12	24	25	20	20

Same store sales
Bistro	0.0%	1.0%	1.5%	2.0%	2.5%
Pei Wei	0.0%	1.0%	1.5%	2.0%	2.5%
True Food Kitchen	—	0.5%	0.5%	1.0%	1.0%

Restaurant cash operating income as % of total revenue	16.2%	17.0%	17.6%	18.1%	18.6%

General and administrative as % of total revenue	6.2%	6.1%	6.1%	5.8%	5.8%

Depreciation and amortization as % of total revenue	6.4%	5.9%	5.4%	4.8%	4.6%

The Projections above were prepared by and are the responsibility of P.F. Chang’s management and were not prepared with a view towards public disclosure or compliance with U.S. generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projected financial information. P.F. Chang’s independent registered public accounting firm, KPMG LLP, has neither examined, compiled nor performed any procedures with respect to the Projections and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in P.F.Chang’s Annual Report on Form 10-K for the year ended January 1, 2012 does not extend to the Projections and should not be read to do so. The internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The Projections also reflect numerous assumptions made by P.F. Chang’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons.

Purchaser is a Delaware corporation and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation, the Offer and the Merger and arranging the related financing. Purchaser is an indirect wholly-owned subsidiary of Parent. Upon consummation of the proposed Merger, Purchaser will be merged with and into P.F. Chang’s, with P.F. Chang’s continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. The business address of Purchaser is c/o Centerbridge Capital Partners II, L.P. (“Centerbridge”), 375 Park Avenue, 12th Floor, New York, New York 10152. The telephone number at such office is (212) 672-5000.

Parent is a Delaware limited liability company and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation, the Offer and the Merger and arranging the related financing. The business address of Parent is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152. The telephone number at such office is (212) 672-5000.

Wok Holdings Inc., a Delaware corporation (“Wok Holdings”), is a wholly-owned subsidiary of Parent and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation, the Offer and the Merger and arranging the related financing. The business address of Wok Holdings is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152. The telephone number at such office is (212) 672-5000.

Centerbridge, a Delaware limited partnership, is a private equity fund principally engaged in the business of making investments in securities. Its business address is 375 Park Avenue, 12th Floor, New York, New York 10152. The telephone number at such office is (212) 672-5000.

Each of Parent, Wok Holdings and Purchaser was formed and is controlled by Centerbridge solely for the purpose of investing in P.F. Chang’s and has engaged in no business activities, other than those related to the Offer and the Merger and arranging the related financing. Each of Parent, Wok Holdings and Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing commitments and obligations under the Merger Agreement. Parent has obtained an equity commitment of up to $580.0 million from Centerbridge and Centerbridge Capital Partners SBS II, L.P., which are both affiliates of Centerbridge Partners, L.P., a private investment firm that focuses on private equity and credit investments (“Centerbridge Partners”).

The name, business address, citizenship, present principal occupation and employment history for the past five (5) years of each of the members of the board of directors and, as applicable, the executive officers of Parent, Wok Holdings, Purchaser and Centerbridge are set forth in Schedule I. Except as set forth in Schedule I, none of Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons listed in Schedule I has during the past five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons or entities listed in Schedule I beneficially owns or has a right to acquire any Shares or any other equity securities of P.F. Chang’s, and (ii) none of Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of P.F. Chang’s during the past sixty (60) calendar days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons or entities listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of P.F. Chang’s and (ii) during the two (2) years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons or entities listed in Schedule I, on the one hand, and P.F. Chang’s or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), during the two (2) years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, Wok Holdings, Purchaser, Centerbridge or, to the best knowledge of Parent, Wok Holdings, Purchaser and Centerbridge, any of the persons or entities listed in Schedule I, on the one hand, and P.F. Chang’s or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe that Purchaser’s financial condition is relevant to a stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer and (iv) Purchaser has received equity and debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $1.1 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses. Purchaser has received a commitment from the Lenders to provide it with senior credit facilities in an aggregate amount of $350.0 million (the “Senior Secured Facilities”), comprised of a $280.0 million term loan facility and a $70.0 million revolving credit facility.

Additionally, Purchaser will either (i)(a) issue and sell senior unsecured notes (the “Senior Notes”) in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $300.0 million in gross cash proceeds or (b) if and to the extent Purchaser does not, or is unable to, issue Senior Notes yielding at least $300.0 million in gross cash proceeds on or prior to the closing of the Offer, obtain up to $300.0 million, less the amount of Senior Notes, if any, issued on or prior to the closing of the Offer, in loans under a new senior unsecured bridge facility (the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”) or (ii) issue additional common equity, “qualified preferred” equity or other equity (such “qualified preferred” equity or other equity to be reasonably satisfactory to the lead arrangers) or a combination of the foregoing, in each case, in lieu thereof. Subject to certain conditions, the Credit Facilities will be available to Purchaser to finance the Offer and the Merger, repay or refinance certain existing indebtedness of P.F. Chang’s, pay related fees and expenses and, in the case of the revolving facility, to provide for funding of the Surviving Corporation. In addition, Parent has obtained a $580.0 million equity financing commitment from Centerbridge and Centerbridge Capital Partners SBS II, L.P., provided that the amount of the equity financing commitment may be reduced by Centerbridge and Centerbridge Capital Partners SBS II, L.P. as described below under “Equity Financing.” Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitments, which, together with proceeds of the Credit Facilities and the proceeds of the Senior Notes, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses.

If the Merger Agreement is terminated in the circumstance in which we do not receive the proceeds of the debt financing commitments, Purchaser may be obligated to pay P.F. Chang’s a termination fee of $67,436,400.

The proceeds of the Credit Facilities and the Senior Notes and equity commitments together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient to consummate the Offer and the Merger, repay or refinance certain of P.F. Chang’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger and all other amounts required to be paid in connection with the consummation of the Offer, the Merger and certain related transactions). The equity financing and debt financing commitments are subject to certain conditions, and in the event that Purchaser does not receive the proceeds of the debt financing commitments, Purchaser will not be obligated to purchase your Shares in the Offer. As of the date of the Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Equity Financing

Parent has received an equity financing commitment letter (the “Equity Commitment Letter”) from Centerbridge and Centerbridge Capital Partners SBS II, L.P. (together, the “Sponsor”), pursuant to which the Sponsor has committed to invest up to $580.0 million solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, together with the repayment of indebtedness, provided that the amount of the Commitment may be reduced by Centerbridge and Centerbridge Capital Partners SBS II, L.P. solely to extent that when the amount actually funded by Centerbridge and Centerbridge Capital Partners SBS II, L.P. is aggregated with the proceeds of the Credit Facilities and Senior Notes, together with available unrestricted cash and cash equivalents or other sources of immediately available funds, such aggregate amount is sufficient to purchase all of issued and outstanding Shares and repay certain existing indebtedness of P.F. Chang’s. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “equity financing.” P.F. Chang’s is a third party beneficiary to the Equity Commitment Letter for the limited purpose provided in the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, Centerbridge executed and delivered to P.F. Chang’s a limited guarantee, in favor of P.F. Chang’s in respect of Parent’s obligations under the Merger Agreement (the “Limited Guarantee”), provided that in no event will Centerbridge incur obligations totaling more than $67,436,400 (plus the related collection costs of P.F. Chang’s in connection therewith) in the aggregate under the Limited Guarantee.

The funding of the equity financing is subject to (i) the satisfaction or waiver by Parent and Purchaser of all conditions of the Offer or the Merger, as applicable, (ii) pursuant to the terms and conditions of the Debt Commitment Letter, the debt financing as described below under “Debt Financing” or any alternative financing that Parent and Purchaser are required or permitted to accept from alternative sources pursuant to the Merger Agreement having been obtained and (iii) the irrevocable confirmation of P.F. Chang’s to Parent and the financing sources that all conditions in Section 6.1 (Conditions to Each Party’s Obligation to Effect the Merger) and Section 6.3 (Conditions to Obligation of the Company to Effect the Merger) of the Merger Agreement have been satisfied or that P.F. Chang’s is willing to waive any such conditions. See Section 11 – “The Merger Agreement; Other Agreements.”

A copy of the Equity Commitment Letter has been filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference, and a copy of the Limited Guarantee has been filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference.

Debt Financing

Purchaser has received commitments from the Lenders to provide the following, subject to the conditions set forth in the Debt Commitment Letter:

•

to Purchaser, up to $350.0 million of the Senior Secured Facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Offer and the Merger, repaying or refinancing certain existing indebtedness of P.F. Chang’s, paying related fees and expenses and, in the case of the revolving facility, to backstop or replace certain existing letters of credit and to provide ongoing working capital and for other general corporate purposes of the Surviving Corporation and its subsidiaries; and

•

to Purchaser, up to $300.0 million under the Bridge Facility for the purpose of financing the Offer and the Merger, repaying or refinancing certain existing indebtedness of P.F. Chang’s and paying related fees and expenses.

The commitment of the Lenders with respect to the Senior Secured Facilities and the Bridge Facility expires upon the earliest to occur of (i) the termination of the Merger Agreement by Purchaser or with its written consent prior to the closing of the Merger, (ii) the date of the closing of the Merger without the use of the Credit Facilities and (iii) November 7, 2012, if the Merger has not occurred on or prior to such date.

The documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter (other than as a result of a breach by P.F. Chang’s of any representation, warranty, covenant or agreements in the Merger Agreement), Parent and Purchaser must notify P.F. Chang’s and use their respective reasonable best efforts to arrange and obtain (and to negotiate and enter into definitive agreements with respect to) alternative debt financing from the same or alternative financial institutions in an amount sufficient to consummate the Merger and the related transactions (or replace any unavailable portion of the debt financing) on terms and conditions that are not materially less favorable, in the aggregate, to Purchaser and Parent than those applicable to the debt financing that they would replace (taking into account any applicable “flex” provisions). As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available. Purchaser has no current plans or arrangements to refinance the debt financing.

Credit Facilities

The availability of the Senior Secured Facilities and the Bridge Facility is subject to certain closing conditions, including, without limitation:

•

a condition that, except as otherwise contemplated by the Merger Agreement, since January 2, 2012, no Company Material Adverse Effect (the definition of which in the Debt Commitment Letter is identical to that set forth in the Merger Agreement) has occurred that would excuse Parent or Purchaser from their obligation to consummate the Merger under the Merger Agreement;

•	the execution and delivery of definitive documentation with respect to the applicable Credit Facilities in accordance with the Debt Commitment Letter;

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents;

•	the consummation of an equity contribution by Centerbridge (or its applicable affiliate) substantially concurrently with the funding of the initial borrowings under the Credit Facilities;

•

the consummation of the Merger substantially concurrently with the initial funding of the Credit Facilities in accordance with the terms of the Merger Agreement (without giving effect to any amendments, waivers or consents by Parent or Purchaser that are materially adverse to the interest of the Lenders or the lead arrangers in their respective capacities as such without the consent of the lead arrangers (such consent not to be unreasonably withheld, delayed or conditioned));

•

the delivery of certain customary closing certificates (including a solvency certificate), borrowing notices, legal opinions and lien searches and certain documents and instruments necessary to establish a perfected security interest in certain items of collateral;

•	delivery of certain audited, unaudited and pro forma financial statements;

•	the payment of applicable fees and expenses; and

•

the expiration of a marketing period of twenty (20) consecutive business days (subject to certain blackout periods) following receipt of certain required financial information (as described in Section 11 – “The Merger Agreement; Other Agreements”).

Senior Secured Term and Revolving Credit Facilities

The Senior Secured Facilities will consist of a (i) $280.0 million term loan facility with a term of seven (7) years and (ii) a $70.0 million revolving credit facility with a term of five (5) years.

Roles. Wells Fargo Securities, LLC (“Wells Fargo Securities”), Deutsche Bank Securities Inc. (“DBSI”) and Barclays Bank PLC (“Barclays”) have been appointed as joint lead arrangers and joint bookrunners for the Senior Secured Facilities. Wells Fargo Bank, National Association has been appointed as administrative agent for the Senior Secured Facilities.

Interest Rate. Loans under the Senior Secured Facilities are expected to bear interest, at the borrower’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, subject to a “floor” and a spread. After the borrower’s delivery of financial statements with respect to the first full fiscal quarter ending after the effective date of the Merger, interest rates under the revolving credit facility shall be subject to at least one decrease based on a net senior secured lease-adjusted ratio to be agreed upon.

Prepayments and Amortization. The borrower will be permitted to make voluntary prepayments with respect to the Senior Secured Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable), subject to a requirement to pay a 1.00% call premium in connection with any “repricing” transaction consummated within the first six (6) months following the initial funding of the Senior Secured Facilities. The term loans will amortize at a rate of 1.00% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations of the borrower under the Senior Secured Facilities and, at the borrower’s option, under currency, interest rate protection or other hedging agreements and any cash management arrangements entered into with a lender or any of its affiliates will, subject to certain exceptions, be guaranteed by the direct holding company of the borrower and each of the existing and future direct and indirect material domestic subsidiaries of the borrower.

Security. The obligations of the borrower and the guarantors under the Senior Secured Facilities and under currency, interest rate protection or other hedging agreements and cash management arrangements entered into with a lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of the borrower’s and each guarantor’s tangible and intangible assets, including United States registered intellectual property, material fee-owned real property and all of the capital stock of the borrower and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries). If certain security is not provided or perfected at closing despite the use of commercially reasonable efforts to do so, the provision or perfection of such security will not be a condition precedent to the availability of the Senior Secured Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Certain Covenants. The Senior Secured Facilities will contain the representations and warranties and affirmative, financial and negative covenants specifically identified in the Debt Commitment Letter, including, in the case of negative covenants, restrictions on (i) indebtedness, (ii) investments, (iii) sales of assets, (iv) mergers and consolidations, (v) payments in cash on material subordinated debt, the Senior Notes, loans under the Bridge Facility, material lien subordinated debt and other material debt to be agreed, (vi) liens and (vii) dividends and other distributions in respect of capital stock of the borrower and its direct parent company. The Senior Secured Facilities will also include the events of defaults specified in the Debt Commitment Letter, including a “change of control.”

Bridge Facility

The borrower is expected to issue up to $300.0 million aggregate principal amount of Senior Notes, as described in Section 9 – “Source and Amount of Funds.” If the offering of Senior Notes by the borrower is not completed on or prior to the closing of the Senior Secured Facilities, the Lenders have committed to provide a Bridge Facility of up to $300.0 million. DBSI, Wells Fargo Securities and Barclays have been appointed as joint lead arrangers and joint bookrunners for the Bridge Facility. Deutsche Bank AG Cayman Islands Branch has been appointed as administrative agent for the Bridge Facility.

Interest under the Bridge Facility will initially equal a LIBOR-based interest rate (subject to a floor) plus an applicable margin, which will increase over time subject to a specified cap. The Bridge Facility will be guaranteed by the persons that guarantee the Senior Secured Facilities and certain other capital markets indebtedness. The guarantees of the Bridge Facility will be pari passu in right of payment with the obligations under the Senior Secured Facilities.

If the Bridge Facility is not paid in full on or before the first anniversary of the Merger, then the maturity of the Bridge Facility will be automatically extended to eight (8) years after the closing date of the Merger. After such extensions, the holders of the outstanding senior bridge loans may choose, subject to specified conditions, to exchange such loans for senior exchange notes that mature eight (8) years after the closing date of the Merger.

A copy of the Debt Commitment Letter has been filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with P.F. Chang’s.

The information set forth below regarding P.F. Chang’s was provided by P.F. Chang’s, and none of Parent, Wok Holdings, Purchaser or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Centerbridge or its affiliates or representatives did not participate. References to Centerbridge below in certain cases may be references to actions to be taken by or on behalf of Parent, Wok Holdings or Purchaser, entities which are controlled by Centerbridge.

Centerbridge is engaged in (among other activities) making private equity and credit investments. In the ordinary course of its business, Centerbridge and its affiliates from time to time review and evaluate potential acquisition opportunities in light of their respective historical operating performance, prospects for future growth and business needs, all in the context of the challenges and opportunities presented by the broader economy and the relevant industry.

Periodically, prior to July 2011, representatives from Centerbridge had informal conversations with P.F. Chang’s management team regarding P.F. Chang’s. None of these conversations, however, proceeded beyond the informal stage.

A representative of Goldman, Sachs & Co. (“Goldman”) periodically attempted to contact Mr. Richard Federico, P.F. Chang’s Chairman and CEO, and eventually scheduled a meeting for the Goldman representative to visit P.F. Chang’s offices on August 23, 2011 to discuss, among other topics, the overall restaurant environment, P.F. Chang’s recent performance and the potential for shareholder activism in the sector.

On July 27, 2011, Mr. Federico received an email from a representative from Goldman introducing him to Mr. Jason Mozingo, a representative of Centerbridge who had requested the introduction. Mr. Federico offered to meet with Mr. Mozingo the next time he was in Phoenix, Arizona.

On August 15, 2011, Mr. Mozingo informed Mr. Federico that he would be in Arizona on August 24, 2011, and would like to meet with Mr. Federico. Mr. Federico responded that he would be willing to meet with Mr. Mozingo on that date.

On August 24, 2011, Mr. Mozingo met with Mr. Federico and Mr. Mark Mumford, P.F. Chang’s Chief Financial Officer, at P.F. Chang’s offices. Mr. Mozingo provided an overview of Centerbridge, and discussed Centerbridge’s investments in the restaurant industry sector. Messrs. Federico and Mumford provided Mr. Mozingo with a general overview of P.F. Chang’s.

A few weeks later, Mr. Mozingo called Mr. Federico and informed him that after their meeting on August 24, 2011, Centerbridge had produced a report on P.F. Chang’s business. He then asked if he could share the report with Messrs. Federico and Mumford at no cost or obligation to P.F. Chang’s. Mr. Federico agreed.

On October 19, 2011, Messrs. Federico and Mumford met with Mr. Mozingo to discuss the results of the analysis Centerbridge presented to them. Mr. Federico sent an email to the P.F. Chang’s Board reporting on his meeting with Centerbridge. Mr. Federico also shared the results of the analysis Centerbridge presented to him and Mr. Mumford with the P.F. Chang’s Board.

Mr. Mozingo and Mr. Federico were, from time to time, in communication with each other from the October 19, 2011 meeting through February 2012. Mr. Mozingo initiated these communications. During the communications, Mr. Mozingo would indicate that Centerbridge remained interested in P.F. Chang’s. Mr. Federico confirmed each time that the Board had determined that it was in the best interests of P.F. Chang’s stockholders for P.F. Chang’s to focus on improving operations and implementing its long-term business plan, rather than to pursue a sales transaction.

In early February 2012, Mr. Mozingo corresponded with Mr. Federico to express Centerbridge’s continued interest in P.F. Chang’s initiatives. Messrs. Mozingo and Federico had a general discussion regarding P.F. Chang’s business and performance, but did not discuss any process for moving forward with a potential transaction.

On February 29, 2012, at the request of a Committee of the P.F. Chang’s Board consisting of four independent directors (the “Committee”) Goldman contacted Centerbridge and invited Centerbridge to participate in exploratory discussions with P.F. Chang’s. Goldman explained to Centerbridge that P.F. Chang’s was not for sale, but that the P.F. Chang’s Board would allow Centerbridge to analyze P.F. Chang’s long-term business plan and hold a call with P.F. Chang’s management team to determine if Centerbridge could offer P.F. Chang’s stockholders a substantial premium. Goldman also explained the confidential nature of the exploratory discussions. Centerbridge expressed its interest in participating in the exploratory discussions on the terms outlined by the Committee. Following this call, Goldman sent Centerbridge P.F. Chang’s Nondisclosure and Standstill Agreement.

On March 2, 2012, Centerbridge executed P.F. Chang’s Nondisclosure and Standstill Agreement. Thereafter, Goldman provided Centerbridge with a preliminary information package regarding P.F. Chang’s, which included P.F. Chang’s long-term business plan.

On March 12, 2012, Centerbridge held due diligence calls with Messrs. Federico and Mumford. Representatives from Goldman and DLA Piper LLP (US) (“DLA”) attended the calls. Following these due diligence calls, at the request of the P.F. Chang’s Board, Goldman requested that Centerbridge provide the P.F. Chang’s Board with an indication of interest reflecting its valuation of P.F. Chang’s, as well as any conditions or special terms they would require, in writing, by the close of business on March 16, 2012.

On March 16, 2012, Centerbridge submitted a non-binding indication of interest to acquire P.F. Chang’s. Centerbridge indicated a range of $51 to $53 per share.

On March 18, 2012, Goldman provided the Committee with a copy of the indication of interest received from Centerbridge. Goldman also provided the Committee with a copy of the presentation materials Goldman planned to discuss at the Committee meeting scheduled for March 19, 2012.

On March 27, 2012, at the direction of the P.F. Chang’s Board, Goldman also invited Centerbridge into the second stage of the process, and detailed the steps and timeline to submit a final bid for consideration by the P.F. Chang’s Board.

On April 3, 2012 representatives from Centerbridge visited P.F. Chang’s offices for a due diligence session with P.F. Chang’s management team. Representatives from Goldman attended the meeting.

On April 4, 2012, Centerbridge and its representatives were granted access to P.F. Chang’s data room.

On April 11 and 12, 2012, as authorized by the Committee, P.F. Chang’s held due diligence meetings with representatives from Centerbridge and Centerbridge’s financing sources and outside audit firm. Representatives from Goldman attended these meetings.

Following a regularly scheduled P.F. Chang’s Board meeting on April 17 and 18, 2012, with representatives from DLA in attendance, at the direction of the P.F. Chang’s Board, Goldman called Centerbridge to confirm the timeline and process for Centerbridge to submit its final bid package.

On April 18, 2012, Goldman delivered a draft of the Merger Agreement prepared by P.F. Chang’s to Centerbridge. The draft Merger Agreement included a dual-track acquisition structure, “go-shop,” termination fee and other provisions previously considered by the Committee.

On April 19, 2012, Centerbridge’s legal counsel, Weil, Gotshal & Manges LLP (“Weil”), returned a marked version of the draft Merger Agreement to DLA. DLA and Weil discussed a number of questions regarding the draft Merger Agreement on April 20, 2012, including the “go-shop” and other deal protection provisions in the Merger Agreement. That evening, DLA delivered a draft of P.F. Chang’s disclosure schedule to the Merger Agreement to Weil.

On April 24, 2012, Weil, on behalf of Centerbridge, provided written comments to the draft Merger Agreement.

On April 24 and 25, 2012, Weil and DLA discussed open issues on the terms of the draft Merger Agreement.

On April 27, 2012, Centerbridge submitted its final bid package to the P.F. Chang’s Board with a bid price of $51.00 per share to be paid in cash.

Following a meeting of the Committee on April 28, 2012, Goldman contacted Centerbridge as requested by the Committee. On April 29, 2012, Centerbridge notified Goldman that it would increase the bid price to $51.50 per share to be paid in cash, and work in good faith to resolve the outstanding issues, but that Centerbridge would not agree to the original “go-shop” provision proposed by P.F. Chang’s. Goldman informed the Committee of Centerbridge’s communication, and the Committee directed P.F. Chang’s and its advisor to continue to work with Centerbridge and its advisors to present a deal for consideration by the P.F. Chang’s Board on April 30, 2012.

From April 29 to April 30, 2012, P.F. Chang’s and Centerbridge negotiated the final terms of the Merger Agreement, the financial and equity commitments, and the related transaction documents.

On April 30, 2012, representatives from DLA advised representatives from Weil that the P.F. Chang’s Board held a meeting that afternoon during which, based on the recommendation of the Committee, the P.F. Chang’s Board: (i) approved the execution, delivery and performance of the Merger Agreement and the related transactions; (ii) determined that the terms of the Offer, the Merger and the related transactions are substantively and procedurally fair to, and in the best interests of, P.F. Chang’s and its stockholders; (iii) declared the Offer, the Merger, the Merger Agreement and the related transactions are advisable; (iv) recommended that P.F. Chang’s stockholders accept the Offer and tender their Shares pursuant to the terms of the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger; (v) authorized and approve the Top-Up Option (including the consideration to be paid upon exercise thereof) and the issuance of Shares pursuant to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the DGCL. Thereafter, the parties executed the Merger Agreement and the appropriate parties executed and delivered the documents relating to the financing arrangements contemplated by the Merger Agreement.

On May 1, 2012 before the opening of trading on Nasdaq, P.F. Chang’s issued a press release announcing the execution of the Merger Agreement.

Although it is possible that certain members of P.F. Chang’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of P.F. Chang’s current management and representatives of Parent or Centerbridge.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or P.F. Chang’s. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by holders of Shares or other investors in P.F. Chang’s. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of P.F. Chang’s, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer.    The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Purchaser or Parent, of the conditions described in Section 15 – “Certain Conditions of the Offer” (the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 – “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three (3) business days) after the expiration of the Offer (as the Expiration Date of the Offer may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.”

The Merger Agreement provides that the Offer Price will be payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer and will be paid net to the holder of such Shares in cash, without interest thereon and less any required withholding of any taxes, upon the terms and subject to the conditions set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to increase the Offer Price, waive (in whole or in part) any condition to the Offer or modify the terms of the Offer, except that the prior written approval of P.F. Chang’s is required in order for Purchaser to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) add to the Offer Conditions or amend, modify or supplement any Offer Condition in a manner that is or could reasonably be expected to be adverse to the holders of Shares in any respect, or (vii) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extension of the Offer/Subsequent Offering Period.    The Offer shall initially be scheduled to expire at midnight, New York City time at the end of June 12, 2012, but the Offer will be extended to midnight at the end of June 15, 2012 if P.F. Chang’s has engaged with a Qualified Go-Shop Bidder (as defined below under “No Solicitation by P.F. Chang’s; Other Offers”) with respect to a Qualified Acquisition Proposal prior to the Go-Shop Period End Date.

The Merger Agreement also provides that if at the initial or at any subsequent Expiration Date of the Offer any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, has not been waived by Purchaser or Parent, Purchaser will extend (and re-extend) the Offer and the Expiration Date, to permit such Offer Condition to be satisfied, for one or more periods in consecutive increments of up to ten (10) business days each (or such longer period as Parent and P.F. Chang’s may mutually agree). The length of each such extension may be determined by Parent in its sole discretion. In no event, however, is Purchaser required to extend the Offer beyond the Outside Date or, if earlier, the date that is five (5) business days following the Proxy Statement Clearance Date. Pursuant to the Merger Agreement, Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or applicable law, in each case, applicable to the Offer.

In addition, the Merger Agreement provides that if the Acceptance Time occurs but the number of Shares tendered, together with any Shares then owned by Parent or any subsidiary of Parent (assuming exercise of the Top-Up Option in full and excluding from such ownership, but not from then-outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), is less than 90% of the outstanding Shares, then Purchaser may, in its sole discretion, commence a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser is required to (and Parent is required to cause Purchaser to) immediately accept for payment, and pay for, all Shares that are validly tendered pursuant to the Offer during such subsequent offering period.

Top-Up Option.    Pursuant to the Merger Agreement, P.F. Chang’s granted to Purchaser an irrevocable option to purchase at the Offer Price an aggregate number of Shares pursuant to the Top-Up Option (the “Top-Up Option Shares”) equal to up to the number of then-available authorized and unissued shares of P.F. Chang’s common stock; provided, however, that the Top-Up Option shall not be deemed to be exercised (i) to purchase an amount of Top-Up Option Shares in excess of the number of shares of P.F. Chang’s common stock authorized and unissued (treating shares owned by P.F. Chang’s as treasury stock as unissued) at the time of exercise of the Top-Up Option (treating shares of P.F. Chang’s common stock issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire P.F. Chang’s common stock as if such shares were outstanding), (ii) unless immediately after such exercise and the issuance of the Top-Up Option Shares Purchaser and Parent shall, when added to the Shares owned by Purchaser and Parent, own at least 90% of the shares of P.F. Chang’s Common Stock outstanding (excluding from the calculation of the number of Shares Purchaser and Parent then owns, but not from the calculation of then-outstanding shares of P.F. Chang’s common stock, the Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) immediately after the Acceptance Time (the “Short-Form Threshold”), (iii) unless the Acceptance Time shall have occurred, (iv) unless Purchaser irrevocably commits upon acquisition of the Top-Up Option Shares to immediately effect the Merger pursuant to the Merger Agreement and (v) if the exercise of the Top-Up Option, the issuance and delivery of the Top-Up Option Shares and compliance with the provisions described in this paragraph is prohibited by any outstanding order or law (excluding any rules of the NASDAQ Global Stock Market LLC (the “Nasdaq Global Stock Market”)) that require stockholder approval). The Top-Up Option may be exercised by Purchaser only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated. However, because P.F. Chang’s has a limited number of Shares available for issuance under its certificate of incorporation, it is estimated that Purchaser would need to acquire in the Offer approximately 83% of the Shares then outstanding in order to exercise the Top-Up Option.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable, at Purchaser’s Option, (i) in cash, by wire transfer of same-day funds; or (ii) by (a) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the shares purchased pursuant to the Top-Up Option and (b) executing and delivering to P.F. Chang’s a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to clause (a) above. The promissory note: (A) will be due on the first anniversary of the closing of the purchase of Shares pursuant to the Top-Up Option; (B) will bear simple interest of 5% per annum, payable in arrears at maturity; (C) will be fully recourse to Purchaser and Parent; (D) may be prepaid, in whole or in part, at any time without premium or penalty; and (E) will have no other material terms.

Proxy Statement; Company Stockholders Meeting.    The Merger Agreement provides that, as soon as practicable after the date of the Merger Agreement (and in any event within ten (10) business days after the date of the Merger Agreement), P.F. Chang’s is required to prepare and cause to be filed with the SEC the Proxy Statement in preliminary form in connection with the solicitation of proxies for use at the meeting of P.F. Chang’s stockholders (the “Company Stockholders Meeting”) called to vote upon the Merger, the Offer and the other transactions contemplated by the Merger Agreement (other than any pre-closing restructuring of P.F. Chang’s subsidiaries requested by Parent and agreed to by P.F. Chang’s) (the “Transactions”).

The Merger Agreement provides that, if the Merger Agreement has not been validly terminated and the adoption of the Merger Agreement by P.F. Chang’s stockholders is required by applicable law to consummate the Merger, then P.F. Chang’s is required to promptly after the Proxy Statement Clearance Date (and in any event within three (3) business days of clearance) (the “Proxy Date”), (i) establish a record date (which record date will be as soon as reasonably practicable) for and give notice of P.F. Chang’s stockholders meeting for the purpose of voting upon the adoption of the Merger Agreement, and (ii) cause the Proxy Statement to be mailed to P.F. Chang’s stockholders as of the record date established for the P.F. Chang’s stockholders meeting. P.F. Chang’s is required to duly call, convene and hold P.F. Chang’s stockholders meeting as promptly as reasonably practicable after the Proxy Date (but, subject to certain rights of the parties to adjourn or postpone the P.F. Chang’s stockholders meeting, in no event later than thirty-five (35) calendar days following the date the Proxy Statement is mailed to P.F. Chang’s stockholders).

P.F. Chang’s agreed that, unless a Change in Company Board Recommendation (as defined below under “No Solicitation by P.F. Chang’s; Other Offers”) has been effected, P.F. Chang’s will use its reasonable best efforts to solicit proxies in favor of the adoption of the Merger Agreement and the Transactions and will ensure that all proxies solicited in connection with the P.F. Chang’s stockholders meeting are solicited in compliance with all applicable laws and all rules of the Nasdaq Global Stock Market. Parent agreed to ensure that all Shares owned beneficially or of record by Purchaser, Parent or any of Parent’s other affiliates, or any Shares with respect to which Purchaser or Parent or any of Parent’s other affiliates holds a valid proxy, will be voted in favor of the adoption of the Merger Agreement and the Transactions at any P.F. Chang’s stockholders meeting.

The Merger Agreement provides that, notwithstanding the provisions described above, in the event that the number of Shares owned by Purchaser, Parent and Purchaser’s other affiliates following the Offer Closing and the exercise, if any, of the Top-Up Option, is equal to at least ninety percent (90%) of the outstanding shares of P.F. Chang’s common stock, the parties to the Merger Agreement have agreed to take all necessary and appropriate action, including with respect to the transfer to Purchaser of any Shares held by Parent or its affiliates, to cause the Merger to become effective immediately following the Offer Closing without the P.F. Chang’s stockholders meeting in accordance with Section 253 of the DGCL.

Marketing Period.    As defined in the Merger Agreement, “Marketing Period” means the first period of twenty (20) consecutive business days (ending no later than the business day immediately preceding the Merger Closing Date), commencing on or after May 15, 2012, on the first day of which, throughout which and on the last day of which (i) Parent shall have certain information relating to P.F. Chang’s and subsidiaries of P.F. Chang’s (the “Required Information”) (as defined in the Merger Agreement); provided, that if P.F. Chang’s shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant (as defined in the Merger Agreement), it may deliver to Parent a written notice to that effect, in which case P.F. Chang’s is deemed to have complied with clause (i) above unless Parent in good faith reasonably believes P.F. Chang’s has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within four (4) business days after the delivery of such notice by P.F. Chang’s, delivers a written notice to P.F. Chang’s to that effect, and (ii) the conditions set forth in Section 6.1(c) (Conditions to Each Party’s Obligation to Effect the Merger – No Restraints) of the Merger Agreement, Section 6.2(a) (Conditions to Obligations of Purchaser and Parent to Effect the Merger – Representations and Warranties) of the Merger Agreement, Section 6.2(b) (Conditions to Obligations of Purchaser and Parent to Effect the Merger – Performance of Obligations of P.F. Chang’s) of the Merger Agreement and Section 6.2(c) (Conditions to Obligations of Purchaser and Parent to Effect the Merger – No Material Adverse Effect) of the Merger Agreement, and, if applicable, the Offer Conditions (other than the Financing Proceeds Condition (as defined in Section 15 – “Certain Conditions of the Offer”)) and (other than those conditions that by their terms are to be satisfied at the Offer Closing or the Merger Closing, as the case may be), have, in each case, been satisfied and to the Knowledge of P.F. Chang’s and the Knowledge of Parent (each, as defined in the Merger Agreement) nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Offer Closing and the Merger Closing, as the case may be, were to be scheduled for any time during such twenty (20) business day period; provided, however, that if the Marketing Period has not ended prior to August 17, 2012, the Marketing Period shall commence after September 4, 2012; May 25, 2012 to and including May 29, 2012 and the period from and including July 2, 2012 to and including July 6, 2012 shall not be considered business days. Notwithstanding the foregoing, the “Marketing Period” shall not commence and is deemed not to have commenced if, on or prior to the completion of such twenty (20) consecutive business day period, (A) P.F. Chang’s shall have publicly announced any intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period is deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or P.F. Chang’s has announced that it has concluded that no restatement is required, (B) the Required Information would not be Compliant on the first day, throughout, and on the last day of such twenty (20) consecutive business day period or (C) P.F. Chang’s shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein or incorporated therein by reference, in which case the Marketing Period is deemed not to commence until the time at which all such reports have been filed; provided, further, that the Marketing Period shall end on the date the debt financing contemplated by the Merger Agreement is consummated if such date is prior to the end of an applicable twenty (20) business day period.

The Merger.    The Merger Agreement provides that, following the completion of the Offer and on the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•	Purchaser will be merged with and into P.F. Chang’s;

•	the separate existence of Purchaser will cease;

•	P.F. Chang’s will continue as the Surviving Corporation in the Merger and an indirect wholly-owned subsidiary of Parent;

•	the certificate of incorporation and bylaws of P.F. Chang’s as in effective immediately prior to the Effective Time will be amended and restated in their entirety; and

•

the directors and officers of the Surviving Corporation will from and after the Effective Time be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Conditions to the Merger.  The respective obligations of each party to the Merger Agreement to effect the Merger is subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

•

unless the Merger is consummated pursuant to Section 253 of the DGCL, the Merger Agreement has been adopted by the affirmative vote of the holders of a majority of the Shares outstanding and entitled to vote (the “Required Company Stockholder Vote”) at P.F. Chang’s stockholders meeting;

•	the waiting period applicable to the consummation of the Merger and the Offer under the HSR Act, has expired or been terminated;

•

no law or order, writ, injunction, judgment, decree or ruling enacted, promulgated, issued or entered (collectively, “Restraint”) by any (i) country, nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, or (iii) governmental or quasi-governmental authority of any nature (“Governmental Body”) is in effect enjoining or prohibiting the consummation of the Merger or making the consummation of the Merger illegal; and

•

unless the Offer was terminated in accordance with the Merger Agreement, acceptance for payment and payment for (by Purchaser or Parent on Purchaser’s behalf) all of the Shares validly tendered and not withdrawn pursuant to the Offer, except that neither Purchaser nor Parent are entitled to assert the failure of this condition if Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer.

Solely if the Offer is terminated or if the Shares validly tendered and not validly withdrawn pursuant to the Offer are not accepted for payment and paid for, the obligations of Parent and Purchaser, on the one hand, and P.F. Chang’s, on the other hand, to complete the Merger shall be subject to the satisfaction or waiver (if permissible under applicable law) of certain additional conditions as set forth in the Merger Agreement, which are substantially the same as the conditions to the consummation of the Offer, other than the Minimum Condition and the Financing Proceeds Condition.

Effect on Capital Stock.   Pursuant to the Merger Agreement, at the Effective Time, all Shares issued and outstanding and held by (i) P.F. Chang’s or any subsidiary of P.F. Chang’s (or held in P.F. Chang’s treasury) or (ii) Purchaser or Parent or any subsidiary of Parent, including Purchaser, immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist without any consideration being paid in exchange for such Shares.

All Shares issued and outstanding immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and all holders of certificates representing Shares, and all holders of book-entry Shares representing such Shares immediately prior to the Effective Time will, in each case, represent only the right to receive the Offer Price, without interest (the “Merger Consideration”), which will be payable to the holder thereof in accordance with the terms of the Merger Agreement, and shall cease to have any other rights as stockholders of P.F. Chang’s.

Shares held by a holder who is entitled to demand and has made a demand for appraisal of such shares in accordance with the provisions of Section 262 of the DGCL (such Shares, the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of Dissenting Shares will cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. If any such holder fails to perfect or effectively withdraws or loses the right to appraisal under Section 262, the Shares held by such holder will be treated as if they had been converted into, and become exchangeable for, the right to receive, as of the Effective Time, the Merger Consideration for each Share, without any interest thereon.

Company Equity Awards.  The Merger Agreement provides that neither Purchaser nor Parent will assume any Company Options, Company SARS, Company RSUs, or Company RCUs (each as defined in the Merger Agreement) or substitute for any Company Options, Company SARS, Company RSUs, or Company RCUs any option or any similar award for Purchaser or Parent stock, in connection with the Offer, the Merger and the other Transactions.

The Merger Agreement provides that conditioned upon the occurrence of the Effective Time, and without any action on the part of any optionholder, all unvested and outstanding Company Options will fully vest and become exercisable. To the extent not exercised prior to the Effective Time, then upon the Effective Time each Company Option shall be deemed to be exercised and cancelled, with each former holder of any such cancelled Company Option becoming entitled to receive, in consideration of the deemed exercise and cancellation of such Company Option, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of: (i) the excess, if any, of the Merger Consideration over the exercise price of each such option; and (ii) the number of Shares underlying such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be cancelled and terminated without any cash payment being made in respect thereof.

The Merger Agreement also provides that conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of any Company SAR, each Company SAR that is outstanding immediately prior to the Effective Time, whether or not then vested, will fully vest and become exercisable. To the extent not exercised prior to the Effective Time, then upon the Effective Time each Company SAR shall be deemed to be exercised and cancelled, with each former holder of any such cancelled Company SAR becoming entitled to receive, in consideration of the deemed exercise and cancellation of such Company SAR, an amount in cash (without interest and subject to deduction for any required withholding tax), equal to the product of: (a) the excess, if any, of the Merger Consideration over the exercise price of each such Company SAR; and (b) the number of shares of P.F. Chang’s common stock represented by such Company SAR; provided, however, that if the exercise price per share represented by any such Company SAR is equal to or greater than the per share Merger Consideration, such Company SAR shall be cancelled and terminated without any cash payment being made in respect thereof.

The Merger Agreement further provides that conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of any Company RSU each Company RSU that is outstanding immediately prior to the Effective Time, whether or not then vested, will fully vest immediately prior to, and then will be cancelled at, the Effective Time (the “Cancelled RSU”), and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such Cancelled RSU, an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product of: (i) the Merger Consideration; and (ii) the number of shares of P.F. Chang’s common stock subject to such Cancelled RSU. Pursuant to the terms of the Merger Agreement and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of any Company RCU each Company RCU that is outstanding immediately prior to the Effective Time, whether or not then vested, will fully vest and immediately prior to, and then will be cancelled at, the Effective Time (the “Cancelled RCU”), and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such Cancelled RCU an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product of: (i) the Merger Consideration; and (ii) the number of cash units subject to such Cancelled RCU.

Pursuant to the Merger Agreement, on May 15, 2012, the Compensation Committee adopted resolutions providing that at the Effective Time, all 2012 Company Options, the 2012 Company RCUs, the 2012 Company RSUs and the 2012 Company PBRSUs (each, as defined in the Merger Agreement and collectively referred to herein as, the “2012 Company Equity Awards”) outstanding and unexercised immediately prior to the Effective Time will, in accordance with and pursuant to the terms of the stock plans under which they were granted, be replaced with a cash incentive program, which cash incentive program will be assumed by Purchaser and Parent at and as of the Effective Time, as set forth in the Merger Agreement.

Each 2012 Company Option will be replaced with a right to receive an amount of cash (without interest and subject to deduction for any required withholding tax as contemplated by the Merger Agreement), equal to the product of: (i) the excess, if any, of the Merger Consideration over the exercise price of each such 2012 Company Option; and (ii) the number of shares of P.F. Chang’s common stock underlying such 2012 Company Option (determined in accordance with the terms of such 2012 Company Option) (the “Unvested 2012 Company Option Cash Amount”).

Each 2012 Company RSU will be replaced with a right to receive an amount of cash (without interest and subject to deduction for any required withholding tax as contemplated by the Merger Agreement) equal to the product of (i) the Merger Consideration and (ii) the number of shares of P.F. Chang’s common stock subject to such 2012 Company RSU (determined in accordance with the terms of such 2012 Company RSU) (the “Unvested 2012 Company RSU Cash Amount”).

Each 2012 Company RCU will be replaced with a right to receive an amount of cash (without interest and subject to deduction for any required withholding tax as contemplated by the Merger Agreement) equal to the product of (i) the Merger Consideration and (ii) the number of cash units subject to such 2012 Company RCU (determined in accordance with the terms of such 2012 Company RCU) (the “Unvested 2012 Company RCU Cash Amount”).

Each 2012 Company PBRSU will be replaced with a right to receive an amount of cash (without interest and subject to deduction for any required withholding tax as contemplated by the Merger Agreement)

equal to the product of (i) the Merger Consideration and (ii) the number of shares of P.F. Chang’s common stock subject to such 2012 Company PBRSU (determined in accordance with the terms of such 2012 Company PBRSU with the performance period ending as of the earlier of the Offer Closing and the Merger Closing) (the “Unvested 2012 Company PBRSU Cash Amount”).

The payment of the Unvested 2012 Company Option Cash Amount, the Unvested 2012 Company RSU Cash Amount, the Unvested 2012 Company RCU Cash Amount, and the “Unvested 2012 Company PBRSU Cash Amount” (collectively, “Unvested Cash Amount”) will only be made to any holder of any such 2012 Company Equity Award to the extent such holder satisfies the service-based vesting conditions related to such 2012 Company Equity Award that were applicable to such 2012 Company Equity Award immediately prior to or at the Effective Time.

The ESPP was operated in accordance with the terms and past practice for the Offering Period (as defined in the ESPP) in effect through April 30, 2012 (the “Current Offering Period”). P.F. Chang’s has suspended the commencement of any future Offering Period under the ESPP (excepting, for the avoidance of doubt, the Current Offering Period) so the ESPP is inactive after April 30, 2012 unless and until the Merger Agreement is terminated.

The P.F. Chang’s Board (or, if appropriate, any committee thereof administering the Stock Plans) shall take all such actions as are necessary to (i) terminate the Stock Plans, other than the P.F. Chang’s China Bistro, Inc. Non Employee Director Compensation Plan, as amended and restated effective April 22, 2010, and the P.F. Chang’s China Bistro, Inc. Amended and Restated 2006 Equity Incentive Plan, such termination to be effective at or before the Effective Time and (ii) freeze the P.F. Chang’s China Bistro, Inc. Non Employee Director Compensation Plan, as amended and restated effective April 22, 2010, and the P.F. Chang’s China Bistro, Inc. Amended and Restated 2006 Equity Incentive Plan so that following the Effective Time no additional equity or equity-based awards may be issued, awarded or granted thereunder.

Representations and Warranties.  In the Merger Agreement, P.F. Chang’s has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization;

•	capitalization and indebtedness of P.F. Chang’s;

•	authority related to the Merger Agreement and the Transactions;

•	authorization;

•	non-contravention;

•	subsidiaries;

•	matters related to governmental filings;

•	subsidiaries;

•	SEC reports and financial statements;

•	the internal controls of P.F. Chang’s;

•	absence of undisclosed liabilities;

•	absence of certain changes;

•	litigation;

•	information supplied;

•	broker’s or finder’s fees;

•	employee plans;

•	opinion of financial advisor;

•	taxes;

•	environmental matters;

•	compliance with laws;

•	intellectual property;

•	employment matters;

•	insurance;

•	material contracts;

•	properties;

•	quality and safety of food and beverage products; and

•	inapplicability of anti-takeover statutes.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to P.F. Chang’s, including representations relating to:

•	organization;

•	authorization;

•	non-contravention;

•	no legal proceedings challenging the Merger;

•	activities of Purchaser;

•	information supplied;

•	no other P.F. Chang’s representations and warranties;

•	non-reliance on P.F. Chang’s estimates, projections, forecasts, forward-looking statements and business plans;

•	financing;

•	guarantee;

•	solvency; and

•	ownership of Shares.

Operation of P.F. Chang’s Business.   The Merger Agreement provides that, except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure letter, or as consented to in writing by P.F. Chang’s, during the period commencing on the date of the Merger Agreement and ending on the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement, and (iii) such time as designees of Parent first constitute at least a majority of the P.F. Chang’s Board (such period being referred to as the “Interim Period”), P.F. Chang’s will and will cause its subsidiaries to:

•

ensure that P.F. Chang’s and each subsidiary of P.F. Chang’s conducts its business in the ordinary course and substantially in accordance with past practices, and in material compliance with all applicable laws;

•

use commercially reasonable efforts to ensure that P.F. Chang’s and each subsidiary of P.F. Chang’s preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with material suppliers, landlords, and other persons having material business relationships with P.F. Chang’s; and

•	keep in full force and effect all appropriate insurance policies covering all material assets of P.F. Chang’s.

In addition, the Merger Agreement provides that, except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure letter, or as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, P.F. Chang’s will be subject to, and will cause its subsidiaries to comply with, customary operating covenants and restrictions, including restrictions relating to:

•

declaring, accruing, setting aside or making a payment of any dividend or other distribution in respect of, or entering into any contract with respect to the voting of, any shares of capital stock or any other securities of P.F. Chang’s or any subsidiary of P.F. Chang’s (other than the May Dividend of $0.275 per share);

•	adjusting, splitting, combining or reclassifying any capital stock or otherwise amending the terms of any securities of P.F. Chang’s or any subsidiary of P.F. Chang’s;

•

acquiring, redeeming or otherwise requiring any shares of capital stock or other securities (other than pursuant to P.F. Chang’s right to acquire restricted shares of P.F. Chang’s common stock held by an employee of P.F. Chang’s upon termination of such employee’s employment);

•

selling, issuing, granting or authorizing the sale, issuance, or grant of or pledging, disposing of or encumbering securities of P.F. Chang’s other than the issuance of Shares pursuant to the exercise of Company Options or 2012 Company Options or the vesting of Company RSUs or 2012 Company RSUs under the stock plans of P.F. Chang’s, in each case, outstanding on the date of the Merger Agreement;

•	amending or otherwise modifying any of the terms of any securities of P.F. Chang’s;

•	amending or permitting the adoption of any amendment to the organizational documents of P.F. Chang’s;

•	acquiring any equity interest of any other person, or effecting or becoming a party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

•

entering into any contract that would explicitly impose any material restriction on the right or ability of P.F. Chang’s or any subsidiary of P.F. Chang’s to compete, acquire any product, asset or service, perform services or sell products, transact business, or operate at any location in the world;

•

entering into or amending any contract the term of which exceeds the period specified in the Merger Agreement for the purchase or supply of food, beverages and other similar commodities contemplating payments by P.F. Chang’s or any subsidiary of P.F. Chang’s of more than the amount specified in the Merger Agreement;

•

entering into, amending or terminating, or waiving any material right, remedy or default under, or releasing, settling or compromising any material claim or any material legal proceeding against P.F. Chang’s or any subsidiary of P.F. Chang’s;

•	selling or otherwise disposing of, or leasing or licensing, or granting any lien (other than a permitted lien) on certain rights or other assets of P.F. Chang’s or its subsidiaries;

•	making or pledging of any material assets or permitting any material assets, or any of its cash equivalents or short-term investments, to become subject to any liens (other than permitted liens);

•	making certain loans, guarantees of indebtedness, incurring indebtedness for borrowed money;

•

except as contemplated by the Merger Agreement with respect to outstanding equity awards, establishing, adopting, entering into, amending, terminating or taking any action to accelerate rights under, any P.F. Chang’s employee benefit plan or P.F. Chang’s employee agreement, or granting or paying any bonus, benefit or other compensation to any current or former employees, officers, directors or independent contractors of P.F. Chang’s or any subsidiary of P.F. Chang’s;

•	hiring any employee that would be entitled to receive annual cash compensation (including salary and bonus) in excess of the amount specified in the Merger Agreement;

•	other than as required by changes in GAAP or SEC rules and regulations, changing any of its methods of accounting or accounting practices in any material respect;

•	making, changing or revoking any material tax election, or changing in any material aspect of its method of accounting for tax purposes, or amend any income or other material tax return; and

•	or authorizing any of the foregoing.

No Solicitation by P.F. Chang’s; Other Offers.    The Merger Agreement provides that during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on the Go-Shop Period End Date, P.F. Chang’s, subsidiaries of P.F. Chang’s and officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives of P.F. Chang’s (the “Representatives”) have the right to, directly or indirectly, (i) solicit, initiate, facilitate and encourage any Acquisition Proposals (as defined below), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more confidentiality agreements that meet the requirements set forth in the Merger Agreement (“Acceptable Confidentiality Agreement”); and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal. The Merger Agreement further provides that any material non-public information concerning P.F. Chang’s or any subsidiary of P.F. Chang’s provided or made available to any third party given such access will, to the extent not previously provided to Purchaser or Parent, be provided or made available to Purchaser or Parent prior to or concurrently with providing it to such third party. Under the Merger Agreement, P.F. Chang’s agreed not to provide any commercially sensitive nonpublic information to any competitor of P.F. Chang’s and subsidiaries of P.F. Chang’s in connection with the actions described in this paragraph, except in a manner that P.F. Chang’s determines is reasonably designed to protect P.F. Chang’s if no merger, acquisition or other agreement which gives effect to any Acquisition Proposal (a “Company Acquisition Agreement”) is agreed to with such third party.

From and after the Go-Shop Period End Date, until the earlier of the Effective Time and the date on which the Merger Agreement is terminated, P.F. Chang’s and its subsidiaries may not, and will cause its and their respective Representatives not to, directly or indirectly through another person, except as otherwise described under “No Solicitation by P.F. Chang’s; Other Offers” or below under “Change in Company Board Recommendation”: (i) solicit, initiate or knowingly encourage any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing persons of the applicable provisions described in the Merger Agreement, enter into, continue or participate in any discussions or any negotiations regarding, any Acquisition Proposal; (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or other contract contemplating an Acquisition Proposal or requiring P.F. Chang’s to abandon or terminate its obligations under the Merger Agreement; or (iv) resolve, propose or agree to do any of the foregoing. In addition, from and after the Go-Shop Period End Date, P.F. Chang’s will, and will cause its subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any Acquisition Proposal and request any such person promptly return or destroy all confidential information concerning P.F. Chang’s and any subsidiary of P.F. Chang’s. Notwithstanding the foregoing, between the Go-Shop Period End Date and the date that is fifteen (15) days following the Go-Shop Period End Date, P.F. Chang’s may continue to engage with, and provide information as contemplated by the Merger Agreement to, a Qualified Go-Shop Bidder which made a Qualified Acquisition Proposal on or before the Go-Shop Period End Date (and which was not subsequently withdrawn), including with respect to any amended or revised Qualified Acquisition Proposal submitted by such Qualified Go-Shop Bidder.

If, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Required Company Stockholder Vote, the P.F. Chang’s Board determines in good faith (after consultation with its financial advisor) that (i) an unsolicited written Acquisition Proposal, which was not received from a person who discussed or negotiated an Acquisition Proposal with P.F. Chang’s during the Go-Shop Period, constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), and (ii) P.F. Chang’s Board determines in good faith (after receiving the advice of its outside counsel) that failure to take such action would be a violation of its fiduciary duties under applicable law, then P.F. Chang’s may: (a) furnish information with respect to P.F. Chang’s and its subsidiaries to the person making such Acquisition Proposal (and such person’s Representatives); provided, however, that P.F. Chang’s and such person must enter into an Acceptable Confidentiality Agreement and such Acquisition Proposal was not solicited in violation of the Merger Agreement; and provided, further, that any material non-public information concerning P.F. Chang’s or any subsidiary of P.F. Chang’s provided or made available to the person making such Acquisition Proposal will, to the extent not previously provided to Purchaser or Parent, be provided or made available to Purchaser or Parent prior to or concurrently with providing it to such person making such Acquisition Proposal, and (b) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

P.F. Chang’s is required to promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal) advise Parent in writing of such Acquisition Proposal, indicating the identity of the person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts. In addition, P.F. Chang’s is required to keep Parent reasonably informed of all material developments affecting the status and the material terms of any such Acquisition Proposal.

As defined in the Merger Agreement, “Acquisition Proposal” means any bona fide written offer or proposal relating to a transaction or series of related transactions (other than the Offer, the Merger and the other Transactions) involving (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (a) a person or “group” of persons (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires, or would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of P.F. Chang’s; or (b) P.F. Chang’s issues securities representing more than 20% of the outstanding shares of any class of voting securities of P.F. Chang’s; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of P.F. Chang’s and its subsidiaries that constitutes or accounts for (a) 20% or more of the consolidated net revenues of P.F. Chang’s, consolidated net income of P.F. Chang’s or consolidated book value of P.F. Chang’s or (b) 20% or more of the fair market value of the assets of P.F. Chang’s; or (iii) any liquidation or dissolution of P.F. Chang’s (such a transaction, the “Acquisition Transaction”), other than an offer or proposal by Parent or one of P.F. Chang’s subsidiaries contemplating or otherwise relating to any Acquisition Transaction.

As defined in the Merger Agreement, “Qualified Acquisition Proposal” means an Acquisition Proposal from a Qualified Go-Shop Bidder that the P.F. Chang’s Board determines, as of the Go-Shop Period End Date, in good faith, after consultation with its financial and outside legal advisor constitutes or would be reasonably likely to result in (i) a Superior Proposal and (ii) (a) a binding, executable Company Acquisition Agreement and (b) binding, executable equity financing and debt financing commitments, in each case, which can be executed between the Go-Shop Period End Date and the date that is fifteen (15) days following the Go-Shop Period End Date.

As defined in the Merger Agreement, “Qualified Go-Shop Bidder” means any person, group of persons, or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the Go-Shop Period End Date constitute at least fifty percent (50%) of the equity financing of such group at all times following the Go-Shop Period End Date and prior to the termination of the Merger Agreement) from whom P.F. Chang’s or any of its Representatives has received a Qualified Acquisition Proposal after the date of the Merger Agreement and before the Go-Shop Period End Date that the P.F. Chang’s Board determines, as of Go-Shop Period End Date, in good faith, after consultation with its financial and outside legal advisor, is bona fide and constitutes or would reasonably be expected to lead to a Superior Proposal.

As defined in the Merger Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal not arising out of or relating to any violation of certain provisions of the Merger Agreement that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly,

(i) 75% or more of the outstanding Shares or (ii) 75% or more of the assets of P.F. Chang’s and its subsidiaries, taken as a whole, in either case, which the P.F. Chang’s Board determines in good faith (after consultation with its financial advisor): (a) to be reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the person making the proposal, if accepted; and (b) if consummated, would result in a transaction more favorable to stockholders of P.F. Chang’s from a financial point of view than the Offer and the Merger, in each case, after giving effect to all adjustments to the terms of the Merger Agreement resulting from any binding proposal made by Parent pursuant to matching rights set forth in the Merger Agreement, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, the identity of the person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, the expectation of obtaining required approvals or any necessary financing).

Change in Company Board Recommendation.    The P.F. Chang’s Board may not: (i) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the recommendation that P.F. Chang’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger (the “Company Board Recommendation”) (including any failure to include such recommendation in the Schedule 14D-9, when mailed); (ii) adopt, approve, recommend, endorse or otherwise declare advisable (or make any public announcement of its decision to adopt, approve, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal; or (iii) with respect to any Acquisition Proposal which is publicly known, fail to recommend against such Acquisition Proposal within ten (10) business days after Parent so requests in writing (each such foregoing action or failure to act in clauses (i) through (iii) above is referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, (A) no action permitted to be taken by P.F. Chang’s or its Representatives pursuant to the Merger Agreement with respect to a Qualified Go-Shop Bidder which made a Qualified Acquisition Proposal on or before the Go-Shop Period End Date is deemed a “Change in Company Board Recommendation” and (B) the determination (but not the adoption, approval, recommendation or endorsement) by P.F. Chang’s Board that an Acquisition Proposal submitted by a Qualified Go-Shop Bidder on or before the Go-Shop Period End Date is a Qualified Acquisition Proposal is not deemed a “Change in Company Board Recommendation.”

At any time prior to the earlier of the Acceptance Time and the receipt of the Required Company Stockholder Vote, the P.F. Chang’s Board may, subject to compliance with the succeeding paragraph: (i) effect a Change in Company Board Recommendation if there is an event, fact, development or occurrence (other than the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or a consequence thereof) that affects the business, assets or operations of P.F. Chang’s that is unknown to the P.F. Chang’s Board as of the date of the Merger Agreement but thereafter becomes known to the P.F. Chang’s Board (an “Intervening Event”) (and P.F. Chang’s concludes in good faith, after consultation with outside counsel, that the failure to take such action would be a violation of its fiduciary duties under applicable law), (ii) effect a Change in Company Board Recommendation in response to an Acquisition Proposal if the P.F. Chang’s Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be a violation of its fiduciary duties under applicable law and the P.F. Chang’s Board concludes in good faith, after consultation with P.F. Chang’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal and (iii) terminate the Merger Agreement pursuant to its terms (and, if applicable, enter into a Company Acquisition Agreement) if P.F. Chang’s receives an Acquisition Proposal that the P.F. Chang’s Board concludes in good faith, after consultation with P.F. Chang’s financial advisor, constitutes a Superior Proposal, and if the P.F. Chang’s Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be a violation of its fiduciary duties under applicable law.

In no event, however, is P.F. Chang’s entitled to effect a Change in Company Board Recommendation or terminate the Merger Agreement (and, if applicable, enter into any Company Acquisition

Agreement) for the reasons set forth in the preceding paragraph unless: (i) P.F. Chang’s first provided prior written notice to Parent that it is prepared to (a) make a Change in Company Board Recommendation, or (b) terminate the Merger Agreement in response to a Superior Proposal, which notice must contain certain information as specified in the Merger Agreement; and (ii) Parent does not make, within three (3) business days after the receipt of such notice, a binding and fully committed proposal that would, in the good-faith judgment of the P.F. Chang’s Board (after consultation with outside counsel and, in the case of a Superior Proposal, and P.F. Chang’s financial advisor), cause the Intervening Event to no longer form the basis for the P.F. Chang’s Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be. Pursuant to the Merger Agreement, P.F. Chang’s may not enter into an Acquisition Transaction with the Qualified Go-Shop Bidder referred to in the foregoing sentence if Parent makes, within three (3) business days after the receipt of the notice from P.F. Chang’s, a binding and fully committed proposal that would, in the good-faith judgment of the P.F. Chang’s Board (after consultation with outside counsel and P.F. Chang’s financial advisor), cause the offer by such Qualified Go-Shop Bidder previously constituting a Superior Proposal to no longer constitute a Superior Proposal, and such Qualified Go-Shop Bidder does not make a new Qualified Acquisition Proposal within five (5) business days after the public announcement of such binding and fully committed proposal by Parent.

P.F. Chang’s is required to provide to Parent a new notice and a new three (3) business day period in the event of any material changes with respect to the Intervening Event described in the preceding paragraphs, or material changes to the terms of such Superior Proposal, as the case may be, occurring prior to a Change in Company Board Recommendation or the termination of the Merger Agreement.

Nothing described above under “No Solicitation by P.F. Chang’s; Other Offers” and “Change in Company Board Recommendation” or elsewhere in the Merger Agreement will prohibit P.F. Chang’s from (i) taking and disclosing to stockholders of P.F. Chang’s a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to P.F. Chang’s stockholders with regard to an Acquisition Proposal if, in the good-faith judgment of the P.F. Chang’s Board after consultation with outside counsel, failure to so disclose would be a violation of its fiduciary duties under applicable law; provided, however, that foregoing will not affect the obligations of P.F. Chang’s and the P.F. Chang’s Board and the rights of Purchaser and Parent described above under “No Solicitation by P.F. Chang’s; Other Offers” and “Change in Company Board Recommendation,” to the extent applicable to such disclosure (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information (other than P.F. Chang’s or the P.F. Chang’s Board taking any action described above under “No Solicitation by P.F. Chang’s; Other Offers” and “Change in Company Board Recommendation”) to stockholders of P.F. Chang’s that is required to be made to such stockholders under applicable law or in satisfaction of the P.F. Chang’s Board fiduciary duties or applicable law, will be deemed to be a Change in Company Board Recommendation).

Reasonable Best Efforts.    The Merger Agreement provides that each party is required to use its reasonable best efforts to make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (and in any event within five (5) business days after the date of the Merger Agreement): (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger; and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under any other antitrust, competition, trade regulation, or other law relating to the Offer and the Merger. Each party is required to use its reasonable best efforts to: (a) respond at the earliest practicable date to any requests for additional information made by the U.S. Department of Justice or any other Governmental Body; (b) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body; (c) furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel; and (d) take all other actions reasonably necessary consistent with the foregoing to cause the expiration or termination of the applicable waiting periods under the HSR Act or any foreign antitrust, competition or similar laws. The Merger Agreement provides that each of the parties is required to use its reasonable best efforts to (A) give the other party reasonably prior notice of any communication with any

Governmental Body with respect to the Merger; (B) give the other party prior notice of any meeting or conversation with any Governmental Body and the opportunity to attend and/or participate in such meeting or conversation; (C) keep the other party reasonably informed with respect to any meetings or conversations with any Governmental Body; and (D) consult and cooperate with the other parties in connection with any information or proposals submitted in connection with proceedings under or relating to any antitrust laws.

In addition, the Merger Agreement provides that, each of Purchaser, Parent and P.F. Chang’s is required to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement.

Director and Officer Liability.    From and after the date on which the Offer Closing occurs, Purchaser and Parent will and will cause P.F. Chang’s, the Surviving Corporation or any of their respective subsidiaries, to the extent permitted by applicable law, to: (i) for six (6) years after the earlier to occur of the Offer Closing and the Merger Closing, indemnify, defend and hold harmless, against the costs, expenses and legal proceedings specified in the Merger Agreement, all past and present directors and officers of P.F. Chang’s and its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by P.F. Chang’s or any of its subsidiaries (subject to the Surviving Corporation’s receipt of an undertaking by such director or officer to repay such legal and other fees and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such director or officer is not entitled to be indemnified under applicable law); and (ii) include and cause to be maintained in effect in P.F. Chang’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the date on which the Offer Closing occurs (the “Offer Closing Date”), the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in P.F. Chang’s Charter Documents.

In addition, P.F. Chang’s is required to, at or prior to the earlier to occur of the Offer Closing and the Merger Closing, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by P.F. Chang’s, covering, without limitation, the Offer and the Merger and Purchaser, and Parent will cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the Offer Closing Date. Parent is also required to cause the Surviving Corporation or any of their respective subsidiaries, as the case may be, to assume, honor and fulfill all obligations of P.F. Chang’s or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified parties, or any other person entitled to the benefits specified in the Merger Agreement.

Shareholder Litigation.    Under the Merger Agreement, prior to the earlier of the Effective Time or the date of termination of the Merger Agreement, (i) P.F. Chang’s is required to promptly advise Parent in writing of any shareholder litigation against P.F. Chang’s or its directors relating to the Merger Agreement, the Offer or the Merger and is required to keep Parent fully informed regarding any such shareholder litigation; and (ii) P.F. Chang’s will control such defense, except that P.F. Chang’s may not enter into any settlement agreement in respect of any shareholder litigation against P.F. Chang’s without Parent’s consent (which consent will not be unreasonably withheld or delayed) and, after the earlier of the Acceptance Time and the Required Company Stockholder Vote, will, if requested by Parent, use its reasonable best efforts to settle any unresolved shareholder litigation in accordance with Parent’s direction subject to certain conditions specified in the Merger Agreement.

Rule 16b-3.    Under the Merger Agreement, Purchaser, Parent and P.F. Chang’s are required to take all such steps as may be required to cause the Merger and the other Transactions, and any other dispositions of equity securities (including derivative securities) of P.F. Chang’s or acquisitions of equity securities of Parent by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to P.F. Chang’s, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employee Matters.    During the period beginning at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), Parent is required to, and is required to cause the Surviving Corporation or any subsidiary of P.F. Chang’s to, provide to the employees who are actively employed by P.F. Chang’s or any subsidiary of P.F. Chang’s at the Effective Time (the “Covered Employees”) for so long as such Covered Employees remain employees of Parent, the Surviving Corporation or any subsidiary of P.F. Chang’s during the Continuation Period, compensation (such term to include salary, annual cash bonus opportunities, commissions and severance) and benefits that are in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation (for purposes of clarity, including restricted cash units), retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding, any defined benefit pension plan or retiree medical benefits) being provided to Covered Employees immediately prior to the Effective Time.

In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent is required to, and is required to cause the Surviving Corporation to, for Covered Employees who become eligible during the calendar year including the Effective Time: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under P.F. Chang’s employee benefit plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan that the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

As of the Effective Time, Parent will recognize, or will cause the Surviving Corporation and their respective subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to P.F. Chang’s (or any predecessor entities of P.F. Chang’s or any of its subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar P.F. Chang’s employee benefit plan or employee agreement in which such Covered Employee participated immediately prior to the Effective Time.

Financing.    Each of Purchaser and Parent agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the proceeds of the Financing (as defined in the Merger Agreement) on the terms and conditions described in the Financing Commitments (as defined in the Merger Agreement), including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto which are subject to no additional conditionality than that contained in the Financing Commitments (except as otherwise permitted by the Merger Agreement) and are otherwise on substantially the terms and conditions as the Financing Commitments, (ii) satisfy, or use reasonable best efforts to cause their Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Parent or Purchaser or their respective Representatives in such definitive agreements and (iii) upon the satisfaction of the conditions thereto and to Purchaser’s obligation to consummate the Offer or the Merger, as applicable, consummate the debt financing and the equity financing, at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger) and, upon the satisfaction of the conditions thereto and to Purchaser’s obligation to consummate the Offer or the Merger, as applicable, cause the Lenders who are party to the debt financing commitments and any other person providing Financing to fund the Financing at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).

In addition, Purchaser and Parent agreed that they will not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Financing Commitments or Financing Agreements (as defined in the Merger Agreement) without the prior written consent of P.F. Chang’s (such consent not to be unreasonably withheld, delayed or conditioned), to the extent such amendments, modifications or waivers would reduce the aggregate amount of aggregate cash proceeds available from the Financing to fund the amounts required to be paid by Purchaser or Parent under the Merger Agreement (as compared to the aggregate amount of such aggregate cash proceeds contemplated under the Financing Commitments on the date of the Merger Agreement) to an amount committed below the amount that is required to consummate the transactions contemplated by the Merger Agreement. Purchaser and Parent shall not agree without the prior written consent of P.F. Chang’s (such consent not to be unreasonably withheld, delayed or condition) to impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to funding of the Financing Commitments other than immaterial customary conditions which are likely to be satisfied and which do not (i) prevent or delay the funding of the Financing or (ii) make the timely funding of the Financing or satisfaction of the conditions precedent to obtaining the Financing (taking into account the expected timing of the Marketing Period) less likely to occur. Neither Purchaser nor Parent shall release or consent to the termination of the obligations of the Lenders and other persons under the Financing Commitments or Financing Agreements, except for (a) assignments and replacements of an individual lender in accordance with the terms of the syndication provisions of the Debt Commitment Letter with respect to the debt financing, or in accordance with the terms of the Equity Commitment Letter or the Merger Agreement with respect to the equity financing or (b) in connection with any amendment, modification, waiver or replacement thereof otherwise permitted under the Merger Agreement.

Purchaser and Parent agreed that except as set forth in the confidential disclosure letter, in no event shall Purchaser or Parent (i) award any agent, broker, investment banker, financial advisor or other firm or person any financial advisory role on an exclusive basis in connection with the Merger or the Offer or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, from providing or seeking to provide financing or financial advisory services to any person in connection with a transaction relating to P.F. Chang’s or its subsidiaries or in connection with the Offer or the Merger.

In the event that any portion of the debt financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter or Financing Agreements (other than as a result of P.F. Chang’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement), (i) Parent is required to promptly so notify P.F. Chang’s and (ii) Purchaser and Parent are required to use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from the same or alternative financial institutions in an amount sufficient to consummate the Offer, the Merger and the other Transactions (or replace any unavailable portion of the Financing) on terms and conditions that are not materially less favorable, in the aggregate, to Purchaser and Parent than those in the Financing Commitments that such alternative debt financing would replace (taking into account any flex provisions), as promptly as practicable following the occurrence of such event; provided, that neither Purchaser nor Parent will be required to execute any new debt commitment letter or arrange for such alternative debt financing on terms and conditions that are materially less favorable, in the aggregate, to Purchaser and Parent than those included in the Financing Commitments that they would replace.

Notwithstanding anything to the contrary contained in the Merger Agreement, nothing contained in the Merger Agreement requires, and in no event shall the reasonable best efforts of Purchaser or Parent be deemed or construed to require, either Purchaser or Parent to (i) seek the equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise).

Financing Cooperation and Indemnification.  Except as provided in the Merger Agreement, prior to the Effective Time, P.F. Chang’s is required to, and is required to cause each of its subsidiaries to, and is required to use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary and necessary cooperation as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by Parent solely in connection with obtaining the debt financing, which cooperation shall include, without limitation:

•

causing its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

•

(i) assisting with the timely preparation of customary rating agency presentations, road show materials, bank information memoranda, credit agreements, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents required in connection with the debt financing, and (ii) providing customary authorization letters to the Financing Sources (as defined in the Merger Agreement) authorizing the distribution of information to prospective lenders and containing a representation that the “public-side” versions of marketing materials, if any, do not include material, non-public information regarding P.F. Chang’s or its subsidiaries, or their respective securities;

•

furnishing Parent and its Financing Sources as promptly as practicable with the Required Information and, in the case of the annual financial statements, the auditors’ reports thereon and with respect to any interim financial statements, shall have been reviewed by P.F. Chang’s independent accountants as provided in Statements on Auditing Standards (AU 722).

•	assisting Parent and Purchaser in obtaining corporate and facilities ratings in connection with the debt financing;
•

reasonably cooperating to permit the prospective lenders involved in the Financing to evaluate P.F. Chang’s and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections;

•

requesting customary payoff letters, lien terminations and instruments of discharge to be delivered at Merger Closing in connection with certain of P.F. Chang’s indebtedness to be paid off at the Merger Closing;

•

furnishing Parent and its Financing Sources promptly, and in any event at least ten (10) days prior to the Merger Closing Date, with all documentation and other information required by Governmental Authorities with respect to the debt financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

•	obtaining a customary solvency certificate of the chief financial officer of P.F. Chang’s to the extent required by the Financing Sources and in the form set forth in the Debt Commitment Letter;
•

assisting in the preparation of, and executing and delivering on the Closing Date, one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements and other definitive documentation and related deliverables (including any schedules or exhibits thereto) relating to the debt financing on substantially the terms contemplated by the Debt Commitment Letter and delivering customary in-house legal opinions (regarding litigation matters) back-up for legal opinions of counsel to Parent or Purchaser to be delivered to the Lenders providing debt financing at the Closing;

•

using reasonable best efforts to permit unrestricted cash and cash equivalents, if any, of P.F. Chang’s and any subsidiary of P.F. Chang’s that can, without violating laws or incurring taxes, reasonably be made available to pay a portion of the Offer Price, the Merger Consideration, any other payments contemplated by the Merger Agreement or the other transactions contemplated by the Merger Agreement; and

•

taking all corporate actions, subject to and only effective upon the occurrence of the earlier of the Offering Closing and the Effective Time, required to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the earlier of the Offer Closing and the Effective Time.

The parties agreed that notwithstanding anything to the contrary in the Merger Agreement, nothing in the Merger Agreement requires P.F. Chang’s or any subsidiary of P.F. Chang’s to cooperate with Parent as described in the foregoing paragraph if, among other things, such cooperation would unreasonably interfere with the ongoing business or operations of P.F. Chang’s, require P.F. Chang’s or any of its subsidiaries or their respective Representatives, as applicable, to pay any commitment or other fees or reimburse any expenses that are not contingent upon the earlier of the Acceptance Time and the Effective Time or incur any liability or give any indemnities that are not contingent upon the earlier of the Acceptance Time and the Effective Time, or require P.F. Chang’s or its subsidiaries to take certain actions as specified in the Merger Agreement.

In the event that the Merger Agreement is terminated as set forth in the Merger Agreement, Parent shall promptly, upon request by P.F. Chang’s, reimburse P.F. Chang’s for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by P.F. Chang’s, its subsidiaries and their respective Representatives in connection with any cooperation contemplated by the Merger Agreement (except to the extent such costs or expenses arise or result from actual, knowing and intentional fraud of any person (“Fraud”), or a willful and material breach of the Merger Agreement by, P.F. Chang’s, its subsidiaries or their respective Representatives).

Purchaser and Parent have agreed that they will, in the event that the Offer Closing or the Merger Closing does not occur, on a joint and several basis, indemnify and hold harmless P.F. Chang’s and its affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing, the arrangement of the Financing, the payoff of certain of P.F. Chang’s indebtedness at the Merger Closing and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable law, except to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise or result from Fraud of, or a willful and material breach of the Merger Agreement by, P.F. Chang’s, its subsidiaries and their respective Representatives.

Restructuring.    Parent and P.F. Chang’s agreed that, at the written request of Parent, P.F. Chang’s will consider in good faith a restructuring of P.F. Chang’s subsidiaries, at the sole expense of Parent and Purchaser, to be effective on or prior to (but subject to the consummation of) the earlier of the Offer Closing Date or the Merger Closing Date (provided that such restructuring does not adversely affect P.F. Chang’s in any material respect).

Other Covenants.    The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to confidentiality, access and investigation, public announcements and notification of certain events.

Termination.    The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Required Company Stockholder Vote:

(a)         by mutual written consent of Parent and P.F. Chang’s;

(b)         by either Parent or P.F. Chang’s, upon written notice to the other, if:

(i)         the Merger is not consummated on or prior to the Outside Date (unless the Acceptance Time occurred prior to the Outside Date), except if the failure of the Acceptance Time to occur prior to the Outside Date is attributable to a failure of such party to perform any of its covenants or obligations under the Merger Agreement;

(ii)         any final, non-appealable Restraint is in effect having the effect of making illegal, permanently restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger;

(iii)         a Company Stockholders Meeting is duly convened and the Required Company Stockholder Vote (if required by applicable law) is not obtained at such Company Stockholders Meeting or at any adjournment or postponement thereof;

(c)         by Parent, upon written notice to P.F. Chang’s, if:

(i)         a Triggering Event (as defined below) occurred, except if (x) the Acceptance Time occurred or (y) the Required Company Stockholder Vote was obtained;

(ii)         there has been a breach of any covenant or inaccuracy of a representation or warranty by P.F. Chang’s that would if the Offer has not been terminated result in certain Offer Conditions not being satisfied or if the Offer has been terminated in accordance with the Merger Agreement, result in the failure of certain Merger Closing conditions, subject to certain cure rights by P.F. Chang’s, except that Parent does not have the right to terminate the Merger Agreement pursuant to this paragraph if (x) Purchaser or Parent is then in willful and material breach of certain covenants, agreements or representations and warranties, (y) the Acceptance Time occurred or (z) the Required Company Stockholder Vote was obtained;

(d)         by P.F. Chang’s, upon written notice to Parent, if:

(i)         (A) Purchaser failed to commence the Offer in accordance with the Merger Agreement, (B) Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement, or (C) (x) all the Offer Conditions (other than the Financing Proceeds Condition) have been satisfied or waived as of the expiration of the Offer, (y) the Marketing Period has ended and (z) Parent has failed to consummate the Offer promptly thereafter and in any event within three (3) business days of the later of clause (x) and (y) above; provided, however, that P.F. Chang’s may not terminate the Merger Agreement pursuant to this paragraph if P.F. Chang’s is then in willful and material breach of any of its covenants or agreements under the Merger Agreement, the Acceptance Time has occurred or the Required Company Stockholder Vote was obtained;

(ii)         there has been breach of or any covenant or inaccuracy of a representation or warranty of Parent or Purchaser that would, if the Offer has not been terminated in accordance with the Merger Agreement, have a material adverse effect on Purchaser or Parent or on the ability of Purchaser or Parent to consummate the Offer or if the Offer has been terminated in accordance with the Merger Agreement, result in the failure of certain of the Merger Closing conditions, subject to certain cure rights of Parent and Purchaser, provided, however, that P.F. Chang’s may not terminate the Merger Agreement pursuant to this paragraph if (x) P.F. Chang’s is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement or (y) the Acceptance Time has occurred;

(iii)         at any time prior to the Acceptance Time, P.F. Chang’s Board authorizes the entry into a definitive Company Acquisition Agreement providing for (and in order to accept) a Superior Proposal and to, concurrently with such termination, enter into such Company Acquisition Agreement; provided, that as a condition to such termination, P.F. Chang’s is required to have paid the Company Termination Fee (as defined below under “Termination Fees and Expenses”) and entered into such Company Acquisition Agreement; or

(iv)        (A) all the conditions to the Merger have been satisfied (other than the condition requiring Purchaser (or Parent on Purchaser’s behalf) to have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer if the Offer was terminated in accordance with the Merger Agreement), (B) Parent failed to consummate the Merger by the time set forth in the Merger Agreement, (C) P.F. Chang’s has irrevocably confirmed to Parent in writing after the end of the Marketing Period that all mutual conditions to the Merger and conditions to P.F. Chang’s obligation to close have been satisfied or that it is willing to waive any unsatisfied conditions and that it stands and will stand ready, willing and able to consummate the Merger at such time, and (D) P.F. Chang’s gives Parent at least three (3) business day notice prior to such termination.

As defined in the Merger Agreement, a “Triggering Event” is deemed to have occurred if: (a) P.F. Chang’s Board has effected a Change in Company Board Recommendation; (b) P.F. Chang’s has failed to include in the Schedule 14D-9 the Company Board Recommendation; (c) P.F. Chang’s Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (d) P.F. Chang’s has executed any contract relating to any Acquisition Proposal other than a Acceptable Confidentiality Agreement expressly permitted pursuant to the Merger Agreement; (e) a tender or exchange offer relating to securities of P.F. Chang’s (other than the Offer) has been commenced and P.F. Chang’s has not sent to its security holders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that P.F. Chang’s recommends rejection of such tender or exchange offer; or (f) P.F. Chang’s has materially breached its obligations described in above in “No Solicitation by the Company; Other Offers.”

Effect of Termination.    If the Merger Agreement is terminated, the Merger Agreement will be of no force or effect, subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described in “Termination Fees and Expenses,” below and the Nondisclosure Agreement (as defined below under “Nondisclosure and Standstill Agreement”) and the Limited Guarantee, which will survive the termination of the Merger Agreement in accordance with their terms.

Termination Fees and Expenses.    The Merger Agreement contemplates that certain termination fees and reimbursement of expenses will be made to Parent by P.F. Chang’s or by P.F. Chang’s to Parent under certain circumstances, as follows:

(a)         In the event that the Merger Agreement is terminated by Parent as described in paragraph (c)(i) under “Termination” above or by P.F. Chang’s as described in paragraph (d)(iii) under “Termination” above, P.F. Chang’s is required to pay to Parent the $36,528,000 (the “Company Termination Fee”), except that if the Merger Agreement is terminated as described in either such paragraph prior to the Go-Shop Period End Date, the Company Termination Fee will be $21,073,900.

(b)         If (i) after the date of the Merger Agreement but prior to the termination of the Merger Agreement in accordance with its terms, an Acquisition Proposal has become publicly known and not withdrawn, (ii) thereafter the Merger Agreement is terminated (A) by Parent or P.F. Chang’s as described in paragraph (b)(i) under “Termination” above, (B) by Parent or P.F. Chang’s as described in paragraph (b)(iii) under “Termination” above or (C) by Parent as described in paragraph (c)(ii) under “Termination” above due to (x) a willful breach by P.F. Chang’s of any of its representations and warranties set forth in the Merger Agreement or (y) a breach by P.F. Chang’s of any of its covenants or agreements set forth in the Merger Agreement (unless the Company Termination Fee has already been paid pursuant to the terms thereof), and (iii) P.F. Chang’s enters into a definitive agreement with respect to or consummates an Acquisition Transaction within twelve (12) months after such termination, then concurrently with consummating such transaction P.F. Chang’s is required to pay to Parent the Company Termination Fee (less the amount of expenses paid pursuant to paragraph (d) below, if any) by wire transfer of same day funds on the date such transaction is consummated, except that all references to 20% in the definition of “Acquisition Transaction” will be deemed to be references to 50%.

(c)         In the event that the Merger Agreement is terminated by P.F. Chang’s pursuant to paragraphs (d)(i), (d)(ii) and (d)(iv) under “Termination” above, Parent is required to pay to P.F. Chang’s an amount equal to $67,436,400 (the “Parent Termination Fee”) (it being understood that (x) the Parent Termination Fee cannot be paid on more than one occasion and (y) that the Parent Termination Fee is required to be paid only if the Merger Agreement is terminated as described in paragraphs (d)(i), (d)(ii) and (d)(iv) under “Termination” above even if the Financing Proceeds Condition has not been satisfied).

(d)         In the event that the Merger Agreement has been terminated by either Parent or P.F. Chang’s pursuant to paragraph (b)(iii) under “Termination” above, P.F. Chang’s is required to pay, following receipt of an invoice detailing Parent’s reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Purchaser and their affiliates on or prior to the termination of the Merger Agreement in connection with the Transactions as shown on invoices therefor, such fees and expenses shown on the invoices, except that in no event will P.F. Chang’s or any subsidiary of P.F. Chang’s have any obligation to pay more than $6,000,000 in the aggregate of such fees and expenses.

Subject to the rights described below under “Availability of Specific Performance,” each of Parent and Purchaser acknowledged and agreed (on behalf of itself and its affiliates) that its receipt of the Company Termination Fee that becomes payable and is paid by P.F. Chang’s, if any, shall, except in the case of Fraud, constitute the sole and exclusive remedy under the Merger Agreement of Parent and Purchaser and each of their affiliates and Representatives, and the receipt of the Company Termination Fee is deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their affiliates and Representatives and any other person in connection with the Merger Agreement (and the termination hereof), the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, their respective affiliates or Representatives or any other person is entitled to bring or maintain any legal proceeding against P.F. Chang’s or its affiliates arising out of or in connection with the Merger Agreement, the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated by the Merger Agreement or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. Parent agreed not be entitled to specific performance as described below under “Availability of Specific Performance” if P.F. Chang’s has paid in full, and Parent or Purchaser have accepted, the Company Termination Fee.

Subject to the rights described below under “Availability of Specific Performance” and notwithstanding any other provision of the Merger Agreement to the contrary, P.F. Chang’s acknowledged and agreed (on behalf of itself, its affiliates and P.F. Chang’s stockholders) that P.F. Chang’s receipt of the Parent Termination Fee in accordance with the terms of the Merger Agreement except in the case of Fraud, constitutes the sole and exclusive remedy of P.F. Chang’s and its affiliates and each of their Representatives and P.F. Chang’s stockholders against Parent, Purchaser, Centerbridge (the “Guarantor”), the Financing Sources or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, the Offer, the Top-Up Option, the Merger or the other transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise relating to or arising out of the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, the Offer, the Top-Up Option, the Merger or the Transactions, and the payment of the Parent Termination Fee is deemed liquidated damages for and none of the Parent Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. The parties to the Merger Agreement agreed that P.F. Chang’s is not entitled to specific performance as described below under “Availability of Specific Performance” if Parent has paid in full, and P.F. Chang’s has accepted, the Parent Termination Fee and in no event is P.F. Chang’s or its affiliates permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee; provided, however, and, for further clarity, in any circumstance where performance by Parent or Purchaser of its obligations under the Merger Agreement would relieve Parent of its obligation to pay the Parent Termination Fee P.F. Chang’s may, in its sole discretion: (i) seek specific performance as described below under “Availability of Specific Performance,” (ii) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee as described in paragraphs (d)(i), (d)(ii) and (d)(iv) under “Termination” above or (iii) if P.F. Chang’s is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee as described in paragraphs (d)(i), (d)(ii) and (d)(iv) under “Termination” above.

In no event shall (i) any Related Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, Sponsor, Parent and Purchaser) have any liability for monetary damages to P.F. Chang’s or its subsidiaries (whether at law, in contract, in tort or otherwise) relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement other than Sponsor’s obligations under the Limited Guarantee and the Equity Commitment Letter and other than the obligations of Parent and Purchaser as provided in the Merger Agreement, or (ii) any former, current or future general or limited partners, equityholders, directors, officers, employees, managers, members, affiliates or agents of P.F. Chang’s or any of its subsidiaries have any liability to Sponsor, Parent or Purchaser or any Related Party for monetary damages (whether at law, in contract, in tort or otherwise) relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement. In no event shall P.F. Chang’s seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any person be entitled to seek or obtain, any monetary recovery or monetary award against any Related Party with respect to, the Merger Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated by the Merger Agreement and thereby (including, any breach by Sponsor, Parent or Purchaser), the termination of the Merger Agreement, the failure to consummate the transactions contemplated by the Merger Agreement or any claims or actions under applicable law arising out of any such breach, termination or failure, other than from Parent or Purchaser to the extent expressly provided for in the Merger Agreement or Sponsor to the extent expressly provided for in the Limited Guarantee or the Equity Commitment Letter.

Neither P.F. Chang’s nor any of its stockholders, affiliates, directors, officers, employees, controlling persons or agents have any rights or claims against any Financing Sources or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or affiliates in connection with the Merger Agreement, the debt financing or the transactions contemplated by the Merger Agreement or thereby, whether at law, in contract, in tort or otherwise; and (ii) no Financing Source or any of its respective former, current or future general or limited partners, shareholders, managers, members, directors, officers or affiliates have any liability or obligation to P.F. Chang’s or any of its stockholders, affiliates, directors, officers, employees, controlling persons or agents relating to or arising out of the Merger Agreement, the debt financing or the transactions contemplated by the Merger Agreement or thereby.

Each of P.F. Chang’s and Parent acknowledged and agreed that the agreements described in “Termination Fees and Expenses,” are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, neither P.F. Chang’s nor Parent would have entered into the Agreement. If P.F. Chang’s or Parent, as the case may be, fails promptly to pay any fee due described in “Termination Fees and Expenses,” and in order to obtain such payment, Parent or P.F. Chang’s commences litigation that results in an award against the other party for such fee, P.F. Chang’s or Parent, as the case may be, are required to pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such litigation, together with interest on such amount.

Availability of Specific Performance.     In the event that any provisions of the Merger Agreement are not performed by Purchaser or Parent or P.F. Chang’s, as applicable, in accordance with the terms of the Merger Agreement or are otherwise breached, each of Parent, Purchaser and P.F. Chang’s is entitled to specific performance and the issuance of injunctive and other equitable relief in any such event and prior to the valid exercise of any termination right by the parties in accordance with the Merger Agreement. Notwithstanding the foregoing, the right of P.F. Chang’s to seek specific performance to cause Purchaser and Parent to consummate the Offer Closing or the Merger Closing is solely limited to the provisions described below with respect to causing the equity financing be funded.

The right of P.F. Chang’s to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Purchaser to cause the equity financing to be funded (whether under the Merger Agreement or the Equity Commitment Letter) is subject to the requirements that:

(i)         with respect to any funding of the equity financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer, and, with respect to any funding of the equity financing to occur at the Merger Closing, all the conditions to the Merger (other than acceptance for payment and payment for all of the Shares validly tendered, to the extent the Offer shall have terminated in accordance with the terms of the Merger Agreement) and the conditions to obligations of Purchaser and Parent to effect the Merger would have been satisfied if the Merger Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing);

(ii)         the debt financing (or, in the case alternative debt financing has been obtained, such alternative debt financing) has been funded or would be funded in accordance with the terms thereof at the Offer Closing or the Merger Closing, as applicable, if the equity financing is funded at the Offer Closing or the Merger Closing, as applicable; and

(iii)         the Marketing Period has ended and P.F. Chang’s has irrevocably confirmed to Parent in writing that (a) all mutual conditions to the Merger and all of the other conditions to the obligations of P.F. Chang’s to effect the Merger have been satisfied or that it is willing to waive any such open conditions, (b) if specific performance is granted and (c) if the equity financing and the debt financing were funded, the Merger Closing would occur.

Amendment.    At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Required Company Stockholder Vote, by written agreement signed by all of the parties to the Merger Agreement, except that following approval of the Merger Agreement by P.F. Chang’s stockholders, no amendment may be made which pursuant to applicable law would require further approval of such stockholders.

Other Agreements

Nondisclosure and Standstill Agreement.    An affiliate of Parent (“Recipient”) and P.F. Chang’s entered into a Nondisclosure and Standstill Agreement, dated as of March 2, 2012 (as amended by the First Amendment to Nondisclosure Agreement, dated as of March 27, 2012, between P.F. Chang’s and such affiliate the “Nondisclosure Agreement”), during the course of discussions regarding a potential transaction with P.F. Chang’s. Under the Nondisclosure Agreement, Recipient agreed, subject to certain exceptions, to keep non-public information concerning P.F. Chang’s confidential. Recipient and P.F. Chang’s also agreed to certain employee non-solicitation provisions and to certain “standstill” provisions, which, in each case, will remain in effect until March 2, 2013.

Limited Guarantee.   Concurrent with the execution of the Merger Agreement, Guarantor delivered the Limited Guarantee. Under the Limited Guarantee, the Guarantor guarantees to P.F. Chang’s, on the terms and subject to the conditions set forth therein, Parent’s payment obligation of the Parent Termination Fee if required to be paid under the terms of the Merger Agreement (plus the related collection costs of P.F. Chang’s in connection therewith) (such amount of the obligations, the “Maximum Amount”). In no event, however, may the Limited Guarantee be enforced for an amount in excess of the Maximum Amount.

12.	Purpose of the Offer; Plans for P.F. Chang’s.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, P.F. Chang’s. The Offer, as the first step in the acquisition of P.F. Chang’s, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is completed, Purchaser intends to consummate the Merger as promptly as practicable.

The P.F. Chang’s Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of P.F. Chang’s stockholders. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of P.F. Chang’s stockholders for the adoption of the Merger Agreement. The

Merger Agreement provides that Purchaser will be merged into P.F. Chang’s and that the certificate of incorporation and bylaws of P.F. Chang’s will be amended and restated in their entirety in accordance with the Merger Agreement.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of P.F. Chang’s will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, and all conditions to Parent’s obligations to complete the Merger are satisfied, Parent and Purchaser will effect the Merger without prior notice to, or any action by, any other stockholder of P.F. Chang’s. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from P.F. Chang’s or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for P.F. Chang’s. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of P.F. Chang’s will be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of P.F. Chang’s during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions with respect to P.F. Chang’s as it deems appropriate under the circumstances then existing. Thereafter, from time to time, Parent may make changes to P.F. Chang’s business, operations, capitalization or management with a view to combining the existing and future service offerings of P.F. Chang’s and Parent and optimizing development of P.F. Chang’s potential in conjunction with Parent’s other business.

If we purchase Shares pursuant to the Offer, Parent intends to promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer to designate for appointment or election to the P.F. Chang’s Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the P.F. Chang’s Board (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) a fraction, the numerator of which is the number of Shares beneficially owned by Purchaser and Parent (giving effect to Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares, and P.F. Chang’s is obligated to cause Parent’s designees to be elected to the P.F. Chang’s Board, including, if necessary, by increasing the total number of P.F. Chang’s directorships, or securing the resignations of incumbent directors. At such time, P.F. Chang’s is also obligated to cause individuals designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the P.F. Chang’s Board as the percentage represented by such individuals on the P.F. Chang’s Board as a whole. The Merger Agreement also provides that at all times until the Effective Time, the P.F. Chang’s Board may have not less than three (3) independent directors.

Following the election or appointment of Parent’s designees to the P.F. Chang’s Board and until the Effective Time, the approval of a majority of the independent directors will be required for approval of any amendment to the certificate of incorporation or bylaws of P.F. Chang’s and certain actions relating to the Merger and the Merger Agreement.

Except as set forth in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving P.F. Chang’s or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of P.F. Chang’s or any of its subsidiaries, (iii) any material change in P.F. Chang’s capitalization or dividend policy or (iv) any other material change in P.F. Chang’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds:

•	the number of publicly held Shares falls below 750,000;

•	the total number of beneficial holders of round lots of Shares falls below 400;

•	the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $5 million;

•	there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period;

•	P.F. Chang’s has shareholders’ equity of less than $10 million; or

•	the bid price for the Shares over a thirty (30) consecutive business day period is less than $1.

Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds:

•	the number of publicly held Shares falls below 500,000;

•	the total number of beneficial holders of round lots of Shares falls below 300;

•	the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $1 million;

•	there are fewer than two active and registered market makers in the Shares over a ten (10) consecutive business day period;

•	the bid price for the Shares over a thirty (30) consecutive business day period is less than $1; or

•

(i) P.F. Chang’s has shareholders’ equity of less than $2.5 million, (ii) the market value of P.F. Chang’s listed securities is less than $35 million over a ten consecutive business day period, and (iii) P.F. Chang’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two (2) of the last three (3) most recently completed fiscal years.

Shares held by officers or directors of P.F. Chang’s, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to P.F. Chang’s, as of May 4, 2012, there were 21,283,548 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of P.F. Chang’s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by P.F. Chang’s to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to P.F. Chang’s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of P.F. Chang’s and persons holding “restricted securities” of P.F. Chang’s to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause P.F. Chang’s to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that other than the May Dividend, P.F. Chang’s may not declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution in respect of shares of capital stock of P.F. Chang’s without Parent’s written consent. On May 1, 2012, P.F. Chang’s announced that the P.F. Chang’s Board authorized the May Dividend. The May Dividend is payable on May 25, 2012 to stockholders of record at the close of business on May 11, 2012.

See Section 6 – “Price Range of Shares; Dividends.”

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Date in connection with the Offer if, immediately prior to the then-scheduled Expiration Date:

(a)        any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated;

(b)        the Minimum Condition has not been satisfied;

(c)        the Financing Proceeds Condition has not been satisfied; and

(d)        any of the following conditions shall have occurred and be continuing as of the then scheduled Expiration Date:

(i)        there shall be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer;

(ii)        the representations and warranties of P.F. Chang’s (A) set forth in Section 3.2 of the Merger Agreement (Capitalization) (other than for immaterial deviations hereof), Section 3.3(a) of the Merger Agreement (Authorization; No Conflict), Section 3.3(b) of the Merger Agreement (Authorization; No Conflict), Section 3.9 of the Merger Agreement (Broker’s or Finder’s Fees), Section 3.11 of the Merger Agreement (Opinion of Financial Advisor) and Section 3.21 of the Merger Agreement (Inapplicability of Anti-takeover Statutes) shall not be true and correct in all respects as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer, (B) set forth in Section 3.6 of the Merger Agreement (Absence of Material Adverse Change) shall not be true and correct as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer without disregarding the “Company Material Adverse Effect” (as defined below) qualification set forth therein and (C) set forth in the Merger Agreement, other than those described in clauses (A) and (B) above, shall not be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer, except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only. Parent shall have received a certificate signed on behalf of P.F. Chang’s by the chief executive officer or chief financial officer thereof to such effect;

(iii)        P.F. Chang’s shall have failed to perform or comply in all material respects with its obligations or covenants under the Agreement and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Date;

(iv)        since May 1, 2012, a Company Material Adverse Effect shall have occurred;

(v)        there is a pending Legal Proceeding by a Governmental Body challenging or seeking to restrain or prohibit the consummation of the Transactions;

(vi)        in the event that the issuance of the Top-Up Option Shares is necessary to ensure that Parent or Purchaser reaches the Short-Form Threshold immediately after the Acceptance Time, the Top-Up Option Shares available to be issued to Purchaser, together with the Shares validly tendered in the Offer and not properly withdrawn, are insufficient for Purchaser to reach the Short-Form Threshold; or

(v)        the Agreement shall have been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on (i) the business, operations, assets, liabilities or financial condition of P.F. Chang’s and its subsidiaries, taken as a whole, or (ii) the ability of P.F. Chang’s to perform its obligations under the Merger Agreement or to consummate the Transactions; provided, however, that Company Material Adverse Effect shall not include any event, condition, change, occurrence or development, circumstance or effect attributable to (a) general political, economic or market conditions or general changes or developments in the industry in which P.F. Chang’s and its subsidiaries operate, (b) acts of terrorism or war (whether or not declared), or natural disasters occurring after the date hereof, (c) the execution and delivery of the Merger Agreement or the announcement or pendency of the transactions contemplated hereby, (d) changes in Law or any applicable accounting regulations or principles or the interpretations thereof enacted after the date of the Merger Agreement, (e) changes in the price or trading volume of P.F. Chang’s stock (provided, that, the underlying facts giving rise to such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred), or (f) any failure by P.F. Chang’s to meet public or internal revenue, earnings or other projections (provided, that, the underlying facts giving rise to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred), except in the cases of clauses (a) or (d), to the extent that the effects on P.F. Chang’s and its subsidiaries, taken as a whole, are materially disproportionate as compared to the effects on other participants in the industries in which P.F. Chang’s and its subsidiaries operate and conduct their business.

For purposes of determining whether the Minimum Condition has been satisfied, Purchaser and Parent shall have the right to include or exclude, for purposes of its determination thereof Shares, tendered in the Offer pursuant to guaranteed delivery procedures.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Agreement and applicable Law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of P.F. Chang’s). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, P.F. Chang’s represented to us in the Merger Agreement that there is no governmental license or regulatory permit that appears to be material to P.F. Chang’s business that might be materially adversely affected by our acquisition of Shares as contemplated by the Merger Agreement or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or

Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under the paragraph relating to state takeover laws below, such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to P.F. Chang’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Parent as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteenth (15th) calendar day of the waiting period is not a business day, the waiting period is extended until the next business day. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 8, 2012. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 23, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although P.F. Chang’s is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither P.F. Chang’s failure to make those filings nor a request for additional documents and information issued to P.F. Chang’s from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of P.F. Chang’s. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, P.F. Chang’s, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 – “Certain Conditions of the Offer.”

Foreign Laws. Parent and P.F. Chang’s do not believe that any antitrust filing or approval outside of the United States is necessary in connection with the completion of the Offer or the Merger. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. P.F. Chang’s is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The P.F. Chang’s Board approved the Merger Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four (4) Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

P.F. Chang’s, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

Legal Proceedings. On May 2, 2012, a putative shareholder class action (the “Action”) was filed in the Superior Court of the State of Arizona, County of Maricopa captioned Israni v. P.F. Chang’s China Bistro, Inc., CV 2012-007538, seeking to enjoin the proposed acquisition of P.F. Chang’s by affiliates of Centerbridge Partners. The Action names P.F. Chang’s, the members of the P.F. Chang’s Board and Centerbridge Partners as defendants, and alleges that the members of the P.F. Chang’s Board breached their fiduciary duties to P.F. Chang’s stockholders by agreeing to sell P.F. Chang’s to affiliates of Centerbridge Partners for an inadequate price and pursuant to an unfair process. The Action also alleges that P.F. Chang’s and Centerbridge Partners aided and abetted the alleged breaches of fiduciary duty by the P.F. Chang’s Board.

On May 11, 2012, two separate putative shareholder class action complaints were filed in the Superior Court of the State of Arizona, County of Maricopa captioned Jeanty v. P.F. Chang’s China Bistro, Inc., et al., CV2012-007825, and Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al., CV2012-053012, seeking to enjoin the proposed acquisition of P.F. Chang’s by affiliates of Centerbridge Partners. The complaints name P.F. Chang’s, the members of the P.F. Chang’s Board, Centerbridge Partners, Parent and Purchaser as defendants. The complaints allege that the members of the P.F. Chang’s Board breached their fiduciary duties to P.F. Chang’s stockholders by, among other things, agreeing to sell P.F. Chang’s to affiliates of Centerbridge Partners for an inadequate price and pursuant to an unfair process, and that the P.F. Chang’s Board acted to put their personal interests ahead of the interests of P.F. Chang’s stockholders. The complaints also allege that P.F. Chang’s, Centerbridge Partners, Parent and Purchaser aided and abetted the alleged breaches of fiduciary duties by the P.F. Chang’s Board. The complaints seek injunctive relief, an award of attorneys’ and other fees and costs, in addition to other relief.

17.	Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, P.F. Chang’s may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer.

Parent, Purchaser and P.F. Chang’s have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to P.F. Chang’s a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of Appraisal Shares will cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Purchaser has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Parent, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, P.F. Chang’s has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the P.F. Chang’s Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning P.F. Chang’s” above.

Wok Acquisition Corp.

May 15, 2012

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND CERTAIN RELATED PERSONS

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director and executive officer is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152, (212) 672-5000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Jason S. Mozingo President Director	Jason S. Mozingo joined Centerbridge Partners, L.P. (“Centerbridge Partners”) in 2006 and focuses on investments in the retail & consumer sector. Mr. Mozingo currently serves as a board member of CraftWorks Restaurants & Breweries, Inc. and Green Tree Holdings, LLC. Mr. Mozingo previously served as a Principal at DLJ Merchant Banking Partners (“DLJMB”) and Avista Capital Partners (“Avista”), a private equity firm spun-out of DLJMB, where he specialized in control buyouts across the consumer, media, business services and industrial sectors. Mr. Mozingo was previously a Principal and Associate at Palisades-GMB Capital Partners, a boutique merchant and investment banking firm. Mr. Mozingo is a CFA charter holder and a member of the CFA Institute. Mr. Mozingo graduated Phi Beta Kappa, summa cum laude from UCLA with a degree in Economics and received an M.B.A. with high distinction from Harvard Business School in 1998, where he was a George F. Baker Scholar.

Amar Doshi Vice President, Secretary and Treasurer Director

Amar Doshi joined Centerbridge Partners in February 2012. Prior to joining Centerbridge Partners, Mr. Doshi served as a Vice President of Bain Capital Partners, LLC (“Bain Capital”) from January 2011 to February 2012, where he focused on private equity investments in the industrial, retail, and business services sectors. From September 2008 to December 2010, he held the position of Senior Associate at Bain Capital. He was also a Summer Associate at Bain Capital from June 2007 to August 2007. Mr. Doshi graduated summa cum laude from Columbia University, where he received a B.S. in Electrical Engineering, and received an M.B.A. with honors from the Wharton School of the University of Pennsylvania in 2008.

I-1

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152, (212) 672-5000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Jason S. Mozingo President Director	See above.

Amar Doshi Vice President, Secretary and Treasurer Director	See above.

3.	WOK HOLDINGS INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Wok Holdings Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o Centerbridge Capital Partners II, L.P., 375 Park Avenue, 12th Floor, New York, New York 10152, (212) 672-5000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Jason S. Mozingo President Director	See above.

Amar Doshi Vice President, Secretary and Treasurer Director	See above.

4.	CENTERBRIDGE CAPITAL PARTNERS II, L.P.

Centerbridge Associates II, L.P., a Delaware limited partnership, is the general partner of Centerbridge Capital Partners II, L.P. The business address and phone number of Centerbridge Associates II, L.P. is 375 Park Avenue, 12th Floor, New York, New York, 10152, (212) 672-5000.

I-2

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by overnight mail or courier:
Computershare Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll-Free (866) 300-8594

pfcb@georgeson.com